







ParkOhio

*A diversified, world-class logistics and manufacturing company providing integrated supply chain management services and highly-engineered manufacturing products*

# Park-Ohio Holdings
# 2011 Annual Report

**To Our Shareholders:**

Thank you very much for your continued support.

Edward F. Crawford
*Chairman and Chief Executive Officer*

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**About The Cover:**

Our cover reflects Park-Ohio's ability to be successful in both old world manufacturing and tip of the edge supply technologies.


ParkOhio
A diversified, world-class logistics and manufacturing company providing integrated supply chain management services and highly-engineered manufacturing products
Park-Ohio Holdings
2011 Annual Report

# FORM 10-K

# PARK-OHIO HOLDINGS CORP.

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

**(Mark One)**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from __________ to __________**

**Commission file number 0-3134**

# PARK-OHIO HOLDINGS CORP.
**(Exact name of registrant as specified in its charter)**

| Ohio | 34-1867219 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 6065 Parkland Boulevard Cleveland, Ohio | 44124 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (440) 947-2000

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, Par Value $1.00 Per Share | The NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**

**Park-Ohio Holdings Corp. is a successor issuer to Park-Ohio Industries, Inc.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

Aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant: Approximately $178,232,000, based on the closing price of $21.14 per share of the registrant's Common Stock on June 30, 2011.

Number of shares outstanding of the registrant's Common Stock, par value $1.00 per share, as of February 29, 2012: 12,137,782.

**DOCUMENTS INCORPORATED BY REFERENCE**

**Portions of the registrant's definitive proxy statement for the Annual Meeting of Shareholders to be held on or about May 24, 2012 are incorporated by reference into Part III of this Form 10-K.**

# PARK-OHIO HOLDINGS CORP.

## FORM 10-K ANNUAL REPORT
## FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

## TABLE OF CONTENTS

# Part I

## Item 1. *Business*

### Overview

Park-Ohio Holdings Corp. ("Holdings") was incorporated as an Ohio corporation in 1998. Holdings, primarily through the subsidiaries owned by its direct subsidiary, Park-Ohio Industries, Inc. ("Park-Ohio"), is an industrial supply chain logistics and diversified manufacturing business operating in three segments: Supply Technologies, Aluminum Products and Manufactured Products.

References herein to "we" or "the Company" include, where applicable, Holdings, Park-Ohio and Holdings' other direct and indirect subsidiaries.

Supply Technologies provides our customers with Total Supply Management™ services for a broad range of high-volume, specialty production components. Our Aluminum Products business manufactures cast and machined aluminum components, and our Manufactured Products business is a major manufacturer of highly-engineered industrial products. Our businesses serve large, industrial original equipment manufacturers ("OEMs") in a variety of industrial sectors, including the automotive and vehicle parts, heavy-duty truck, industrial equipment, steel, rail, electrical distribution and controls, aerospace and defense, oil and gas, power sports/fitness equipment, HVAC, electrical components, appliance and semiconductor equipment industries. As of December 31, 2011 we employed approximately 3,200 persons.

The following table summarizes the key attributes of each of our business segments:

| | Supply Technologies | Aluminum Products | Manufactured Products |
|---|---|---|---|
| NET SALES FOR 2011 | $493.0 million<br>(51% of total) | $127.0 million<br>(13% of total) | $346.6 million<br>(36% of total) |
| SELECTED PRODUCTS | Sourcing, planning and procurement of over 190,000 production components, including:<br>• Fasteners<br>• Pins<br>• Valves<br>• Hoses<br>• Wire harnesses<br>• Clamps and fittings<br>• Rubber and plastic components | • Control arms<br>• Front engine covers<br>• Cooling modules<br>• Knuckles<br>• Pump housings<br>• Clutch retainers/pistons<br>• Master cylinders<br>• Pinion housings<br>• Oil pans<br>• Flywheel spacers<br>• Steering racks | • Induction heating and melting systems<br>• Pipe threading systems<br>• Industrial oven systems<br>• Injection molded rubber components<br>• Forging presses |
| SELECTED INDUSTRIES SERVED | • Heavy-duty truck<br>• Automotive and vehicle parts<br>• Electrical distribution and controls<br>• Power sports/fitness equipment<br>• HVAC<br>• Aerospace and defense<br>• Electrical components<br>• Appliance<br>• Semiconductor equipment<br>• Recreational vehicles<br>• Lawn and garden equipment | • Automotive<br>• Agricultural equipment<br>• Construction<br>• equipment<br>• Heavy-duty truck<br>• Marine equipment | • Ferrous and non-ferrous metals<br>• Coatings<br>• Forging<br>• Foundry<br>• Heavy-duty truck<br>• Construction equipment<br>• Silicon<br>• Automotive<br>• Oil and gas<br>• Rail and locomotive manufacturing<br>• Aerospace and defense |

## Supply Technologies

Our Supply Technologies business provides our customers with Total Supply Management™, a proactive solutions approach that manages the efficiencies of every aspect of supplying production parts and materials to our customers' manufacturing floor, from strategic planning to program implementation. Total Supply Management™ includes such services as engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing services and ongoing technical support. We operate 44 logistics service centers in the United States, Mexico, Canada, Puerto Rico, Scotland, Hungary, China, Taiwan, Singapore and India, as well as production sourcing and support centers in Asia. Through our supply chain management programs, we supply more than 190,000 globally-sourced production components, many of which are specialized and customized to meet individual customers' needs.

*Products and Services.* Total Supply Management™ provides our customers with an expert partner in strategic planning, global sourcing, technical services, parts and materials, logistics, distribution and inventory management of production components. Some production components are characterized by low per unit supplier prices relative to the indirect costs of supplier management, quality assurance, inventory management and delivery to the production line. In addition, Supply Technologies delivers an increasingly broad range of higher-cost production components including valves, electro-mechanical hardware, fittings, steering components and many others. Applications engineering specialists and the direct sales force work closely with the engineering staff of OEM customers to recommend the appropriate production components for a new product or to suggest alternative components that reduce overall production costs, streamline assembly or enhance the appearance or performance of the end product. As an additional service, Supply Technologies recently began providing spare parts and aftermarket products to end users of its customers' products.

Total Supply Management™ services are typically provided to customers pursuant to sole-source arrangements. We believe our services distinguish us from traditional buy/sell distributors, as well as manufacturers who supply products directly to customers, because we outsource our customers' high-volume production components supply chain management, providing processes customized to each customer's needs and replacing numerous current suppliers with a sole-source relationship. Our highly-developed, customized, information systems provide transparency and flexibility through the complete supply chain. This enables our customers to: (1) significantly reduce the direct and indirect cost of production component processes by outsourcing internal purchasing, quality assurance and inventory fulfillment responsibilities; (2) reduce the amount of working capital invested in inventory and floor space; (3) reduce component costs through purchasing efficiencies, including bulk buying and supplier consolidation; and (4) receive technical expertise in production component selection and design and engineering. Our sole-source arrangements foster long-term, entrenched supply relationships with our customers and, as a result, the average tenure of service for our top 50 Supply Technologies clients exceeds six years. Supply Technologies' remaining sales are generated through the wholesale supply of industrial products to other manufacturers and distributors pursuant to master or authorized distributor relationships.

The Supply Technologies segment also engineers and manufactures precision cold formed and cold extruded products, including locknuts, SPAC® nuts and wheel hardware, which are principally used in applications where controlled tightening is required due to high vibration. Supply Technologies produces both standard items and specialty products to customer specifications, which are used in large volumes by customers in the automotive, heavy-duty truck and rail industries.

*Markets and Customers.* For the year ended December 31, 2011, approximately 84% of Supply Technologies' net sales were to domestic customers. Remaining sales were primarily to manufacturing facilities of large, multinational customers located in Canada, Mexico, Europe and Asia. Total Supply Management™ services and production components are used extensively in a variety of industries, and demand is generally related to the state of the economy and to the overall level of manufacturing activity.

Supply Technologies markets and sells its services to over 5,500 customers domestically and internationally. The principal markets served by Supply Technologies are the heavy-duty truck, automotive and vehicle parts, electrical distribution and controls, consumer electronics, power sports/fitness equipment, recreational vehicles, HVAC, agricultural and construction equipment, semiconductor equipment, aerospace and defense, and appliance industries. The five largest customers, within which Supply Technologies sells through sole-source contracts to multiple operating divisions or locations, accounted for approximately 27% and 26% of the sales of Supply Technologies for 2011 and 2010, respectively. The loss of any two of its top five customers could have a material adverse effect on the results of operations and financial conditions of this segment.

The Company evaluated its long-lived assets to determine whether the carrying amount of such assets was recoverable in accordance with accounting guidance by comparing the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value of the assets exceeded the expected cash flows, the Company estimated the fair value of these assets to determine whether an impairment existed. The Company recorded restructuring and asset impairment charges of $4.0 million during the fourth quarter of 2009. See Note O to the consolidated financial statements included elsewhere herein.

*Competition.* A limited number of companies compete with Supply Technologies to provide supply management services for production parts and materials. Supply Technologies competes in North America, Mexico, Europe and Asia, primarily on the basis of its Total Supply Management™ services, including engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing services and ongoing technical support, and its geographic reach, extensive product selection, price and reputation for high service levels. Numerous North American and foreign companies compete with Supply Technologies in manufacturing cold-formed and cold-extruded products.

*Recent Developments.* During the third quarter of 2010, Supply Technologies completed the acquisition of certain assets and assumed specific liabilities relating to the Assembly Components Systems ("ACS") business of Lawson Products, Inc. for $16.0 million in cash and a $2.2 million subordinated promissory note payable in equal quarterly installments over three years. ACS is a provider of supply chain management solutions for a broad range of production components through its service centers throughout North America. The Company recorded a gain of $2.2 million representing the excess of the aggregate fair value of purchased net assets over the purchase price. See Note C to the consolidated financial statements included elsewhere herein.

## Aluminum Products

We believe that we are one of the few aluminum component suppliers that has the capability to provide a wide range of high-volume, high-quality products utilizing a broad range of processes, including gravity and low pressure permanent mold, die-cast and lost-foam, as well as emerging alternative casting technologies. Our ability to offer our customers this comprehensive range of capabilities at a low cost provides us with a competitive advantage. We produce our aluminum components at six manufacturing facilities in Ohio, Indiana and Georgia.

*Products and Services.* Our Aluminum Products business casts and machines aluminum engine, transmission, brake, suspension and other components for automotive, agricultural equipment, construction equipment, heavy-duty truck and marine equipment OEMs, primarily on a sole-source basis. Aluminum Products' principal products include front engine covers, cooling modules, control arms, knuckles, pump housings, clutch retainers and pistons, master cylinders, pinion housings, oil pans and flywheel spacers. In addition, we also provide value-added services such as design engineering, machining and part assembly. Although these parts are lightweight, they possess high durability and integrity characteristics even under extreme pressure and temperature conditions.

Demand by automotive OEMs for aluminum castings has increased in recent years as they have sought lighter alternatives to steel and iron, primarily to increase fuel efficiency without compromising structural integrity. We believe that this replacement trend will continue as end-users and the regulatory environment require greater fuel efficiency.

*Markets and Customers.* The five largest customers, within which Aluminum Products sells to multiple operating divisions through sole-source contracts, accounted for approximately 59% and 57% of Aluminum Products sales for 2011 and 2010, respectively. The loss of any one of these customers could have a material adverse effect on the results of operations and financial condition of this segment.

*Competition.* Aluminum Products competes principally on the basis of its ability to: (1) engineer and manufacture high-quality, cost-effective, machined castings utilizing multiple casting technologies in large volumes; (2) provide timely delivery; and (3) retain the manufacturing flexibility necessary to quickly adjust to the needs of its customers. There are few domestic companies with aluminum casting capabilities able to meet the customers' stringent quality and service standards and lean manufacturing techniques. As one of these suppliers, Aluminum Products is well-positioned to benefit as customers continue to consolidate their supplier base.

*Recent Developments.* On September 30, 2010, the Company entered a Bill of Sale with Rome Die Casting LLC ("Rome"), a producer of aluminum high pressure die castings, pursuant to which Rome agreed to transfer to the Company substantially all of its assets in exchange for approximately $7.5 million of notes receivable due from Rome held by the Company. See Note C to the consolidated financial statements included elsewhere herein.

**Manufactured Products**

Our Manufactured Products segment operates a diverse group of niche manufacturing businesses that design and manufacture a broad range of highly-engineered products, including induction heating and melting systems, pipe threading systems, rubber products and forged and machined products. We manufacture these products in twelve domestic facilities and ten international facilities in Canada, Mexico, the United Kingdom, Belgium, Germany, China and Japan.

*Products and Services.* Our induction heating and melting business utilizes proprietary technology and specializes in the engineering, construction, service and repair of induction heating and melting systems, primarily for the ferrous and non-ferrous metals, silicon, coatings, forging, foundry, automotive and construction equipment industries. Our induction heating and melting systems are engineered and built to customer specifications and are used primarily for melting, heating, and surface hardening of metals and curing of coatings. Approximately 49% of our induction heating and melting systems' revenues are derived from the sale of replacement parts and provision of field service, primarily for the installed base of our own products. Our pipe threading business serves the oil and gas industry. We also engineer and install mechanical forging presses, sell spare parts and provide field service for the large existing base of mechanical forging presses and hammers in North America. We machine, induction harden and surface finish crankshafts and camshafts, used primarily in locomotives. We forge aerospace and defense structural components such as landing gears and struts, as well as rail products such as railcar center plates and draft lugs. We manufacture injection mold rubber and silicone products, including wire harnesses, shock and vibration mounts, spark plug boots and nipples and general sealing gaskets.

*Markets and Customers.* We sell induction heating and other capital equipment to component manufacturers and OEMs in the ferrous and non-ferrous metals, silicon, coatings, forging, foundry, automotive, truck, construction equipment and oil and gas industries. We sell forged and machined products to locomotive manufacturers, machining companies and sub-assemblers who finish aerospace and defense products for OEMs, and railcar builders and maintenance providers. We sell rubber products primarily to sub-assemblers in the automotive, food processing and consumer appliance industries.

*Competition.* We compete with small- to medium-sized domestic and international equipment manufacturers on the basis of service capability, ability to meet customer specifications, delivery performance and engineering expertise. We compete domestically and internationally with small- to medium-sized forging and machining businesses on the basis of product quality and precision. We compete with other domestic small- to medium-sized manufacturers of injection molded rubber and silicone products primarily on the basis of price and product quality.

*Recent Developments.* During the fourth quarter of 2009, the Company evaluated its long-lived assets at one of its forging units to determine whether the carrying amount of such assets was recoverable in accordance with accounting guidance by comparing the carrying amount to the sum of undiscounted cash flows expected to result from the use and eventual disposition of the assets and recorded restructuring and asset impairment charges of $3.0 million in 2009. See Note O to the consolidated financial statements included elsewhere herein. On December 31, 2010, the Company through its subsidiary, Ajax Tocco Magnethermic, acquired the assets and the related induction heating intellectual property of ABP Induction's U.S. heating business operating as Pillar Induction ("Pillar") for $10.3 million in cash. Pillar provides complete turnkey automated induction power systems and aftermarket parts and service to a worldwide market. See Note C to the consolidated financial statements included elsewhere herein.

As a result of incurred losses in the third quarter of 2011, projected losses for fiscal year 2011 and planned restructuring, the Company evaluated the long-lived assets of its rubber products business unit for impairment. Based on management's analysis, certain long-lived assets were deemed abandoned and were written down to their scrap or liquidation value and the Company recorded a charge of $5.4 million.

**Sales and Marketing**

Supply Technologies markets its products and services in the United States, Mexico, Canada, Western and Eastern Europe and East and South Asia primarily through its direct sales force, which is assisted by applications engineers who provide the technical expertise necessary to assist the engineering staff of OEM customers in designing new products and improving existing products. Aluminum Products primarily markets and sells its products in North America through internal sales personnel and independent sales representatives. Manufactured Products primarily markets and sells its products in North America through both internal sales personnel and independent sales representatives. Induction heating and pipe threading equipment is also marketed and sold in Europe, Asia, Latin America and Africa through both internal sales personnel and independent sales representatives. In some instances, the internal engineering staff assists in the sales and marketing effort through joint design and applications-engineering efforts with major customers.

### Raw Materials and Suppliers

Supply Technologies purchases substantially all of its production components from third-party suppliers. Supply Technologies has multiple sources of supply for its components. An increasing portion of Supply Technologies' production components are purchased from suppliers in foreign countries, primarily Canada, Taiwan, China, South Korea, Singapore, India and multiple European countries. We are dependent upon the ability of such suppliers to meet stringent quality and performance standards and to conform to delivery schedules. Aluminum Products and Manufactured Products purchase substantially all of their raw materials, principally metals and certain component parts incorporated into their products, from third-party suppliers and manufacturers. Most raw materials required by Aluminum Products and Manufactured Products are commodity products available from several domestic suppliers. Management believes that raw materials and component parts other than certain specialty products are available from alternative sources.

### Backlog

Management believes that backlog is not a meaningful measure for Supply Technologies, as a majority of Supply Technologies' customers require just-in-time delivery of production components. Management believes that Aluminum Products' backlog as of any particular date is not a meaningful measure of sales for any future period as a significant portion of sales are on a release or firm order basis. The backlog of Manufactured Products' orders believed to be firm as of December 31, 2011 was $226.7 million compared with $174.4 million as of December 31, 2010. Approximately $1.9 million of the backlog as of December 31, 2011 is scheduled to be shipped after 2012. The remainder is scheduled to be shipped in 2012.

### Environmental, Health and Safety Regulations

We are subject to numerous federal, state and local laws and regulations designed to protect public health and the environment, particularly with regard to discharges and emissions, as well as handling, storage, treatment and disposal, of various substances and wastes. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil and criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures. Pursuant to certain environmental laws, owners or operators of facilities may be liable for the costs of response or other corrective actions for contamination identified at or emanating from current or former locations, without regard to whether the owner or operator knew of, or was responsible for, the presence of any such contamination, and for related damages to natural resources. Additionally, persons who arrange for the disposal or treatment of hazardous substances or materials may be liable for costs of response at sites where they are located, whether or not the site is owned or operated by such person.

From time to time, we have incurred, and are presently incurring, costs and obligations for correcting environmental noncompliance and remediating environmental conditions at certain of our properties. In general, we have not experienced difficulty in complying with environmental laws in the past, and compliance with environmental laws has not had a material adverse effect on our financial condition, liquidity and results of operations. Our capital expenditures on environmental control facilities were not material during the past five years and such expenditures are not expected to be material to us in the foreseeable future.

We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of property, including property where we have disposed of our waste, and for addressing environmental conditions. For instance, we have been identified as a potentially responsible party at third-party sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state laws, which provide for strict and, under certain circumstances, joint and several liability. We are participating in the cost of certain clean-up efforts at several of these sites. The availability of third-party payments or insurance for environmental remediation activities is subject to risks associated with the willingness and ability of the third party to make payments. However, our share of such costs has not been material and, based on available information, we do not expect our exposure at any of these locations to have a material adverse effect on our results of operations, liquidity or financial condition.

**Information as to Industry Segment Reporting and Geographic Areas**

The information contained in Note B to the consolidated financial statements included elsewhere herein relating to (1) net sales, income before income taxes, identifiable assets and other information by industry segment and (2) net sales and assets by geographic region for the years ended December 31, 2011, 2010 and 2009 is incorporated herein by reference.

**Recent Developments**

The information contained in Note C, Note D, Note O and Note P to the consolidated financial statements included elsewhere herein is incorporated herein by reference.

On March 5, 2012, the Company entered into an agreement to acquire Fluid Routing Solutions Holding Corp. ("FRS"), a leading manufacturer of industrial hose products and fuel filler and hydraulic fluid assemblies, in an all cash transaction valued at $97.5 million. FRS products include fuel filler, hydraulic, and thermoplastic assemblies and several forms of manufactured hose including bulk and formed fuel, power steering, transmission oil cooling, hydraulic, and thermoplastic hose. FRS sells to automotive and industrial customers throughout North America, Europe and Asia. FRS has five production facilities located in Florida, Michigan, Ohio, Tennessee and the Czech Republic. The transaction is expected to close by March 30, 2012 subject to a number of customary conditions, including the expiration of waiting periods and the receipt of approvals under Hart-Scott-Rodino Antitrust Improvements Act.

On April 7, 2011, the Company completed the sale of $250 million aggregate principal amount of 8.125% senior notes due 2021 (the "Notes"). The Notes bear an interest rate of 8.125% per annum, payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2011. The Notes mature on April 1, 2021. In connection with the sale of the Notes, the Company also entered into a fourth amended and restated credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement, among other things, provides an increased credit facility up to $200 million, extends the maturity date of the borrowings under the facility to April 7, 2016 and amends fee and pricing terms. Furthermore, the Company has the option, pursuant to the Amended Credit Agreement, to increase the availability under the revolving credit facility by $50 million. The Company also purchased all of its outstanding $183.8 million aggregate principal amount of 8.375% senior subordinated notes due 2014 (the "Senior Subordinated Notes") that were not held by its affiliates pursuant to a tender offer and subsequent redemption, repaid all of the term loan A and term loan B outstanding under its then existing credit facility and retired the Senior Subordinated Notes in the aggregate principal amount of $26.2 million that were held by an affiliate. The Company incurred debt extinguishment costs related to premiums and other transaction costs associated with the tender offer and subsequent redemption of the Senior Subordinated Notes and wrote off deferred financing costs totaling $7.3 million and recorded a provision for foreign income taxes of $2.1 million resulting from the retirement of the Senior Subordinated Notes that were held by an affiliate.

During the third quarter of 2011, the Company recorded an asset impairment charge of $5.4 million associated with the underperformance of the assets of its rubber products business unit.

### Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other information, including amendments to these reports, with the Securities and Exchange Commission ("SEC"). The public can obtain copies of these materials by visiting the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330, or by accessing the SEC's website at http://www.sec.gov. In addition, as soon as reasonably practicable after such materials are filed with or furnished to the SEC, we make such materials available on our website free of charge at http://www.pkoh.com. The information on our website is not a part of this annual report on Form 10-K.

## Item 1A. Risk Factors

The following are certain risk factors that could affect our business, results of operations and financial condition. These risks are not the only ones we face. If any of the following risks occur, our business, results of operations or financial condition could be adversely affected.

***Adverse credit market conditions may significantly affect our access to capital, cost of capital and ability to meet liquidity needs.***

Disruptions, uncertainty or volatility in the credit markets may adversely impact our ability to access credit already arranged and the availability and cost of credit to us in the future. These market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow and maintain our business. Accordingly, we may be forced to delay raising capital or pay unattractive interest rates, which could increase our interest expense, decrease our profitability and significantly reduce our financial flexibility. Longer-term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating future share repurchases or other discretionary uses of cash. Overall, our results of operations, financial condition and cash flows could be materially adversely affected by disruptions in the credit markets.

***The recent global financial crisis may have significant effects on our customers and suppliers that would result in material adverse effects on our business and operating results.***

The recent global financial crisis, which included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period, may materially adversely affect our customers' access to capital or willingness to spend capital on our products or their ability to pay for products that they will order or have already ordered from us. In addition, the recent global financial crisis may materially adversely affect our suppliers' access to capital and liquidity with which to maintain their inventories, production levels and product quality, which could cause them to raise prices or lower production levels.

These potential effects of the recent global financial crisis are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations and financial condition.

***The recent global financial crisis may have significant effects on our customers that would result in our inability to borrow or to meet our debt service coverage ratio in our revolving credit facility.***

As of December 31, 2011, we were in compliance with our debt service coverage ratio covenant and other covenants contained in our revolving credit facility. While we expect to remain in compliance throughout 2012, declines in demand in the automotive industry and in sales volumes could adversely impact our ability to remain in compliance with certain of these financial covenants. Additionally, to the extent our customers are adversely affected by the decline in the economy in general, they may not be able to pay their accounts payable to us on a timely basis or at all, which would make the accounts receivable ineligible for purposes of the revolving credit facility and could reduce our borrowing base and our ability to borrow.

***The industries in which we operate are cyclical and are affected by the economy in general.***

We sell products to customers in industries that experience cyclicality (expectancy of recurring periods of economic growth and slowdown) in demand for products and may experience substantial increases and decreases in business volume throughout economic cycles. Industries we serve, including the automotive and vehicle parts, heavy-duty truck, industrial equipment, steel, rail, electrical distribution and controls, aerospace and defense, power sports/fitness equipment, HVAC, electrical components, appliance and semiconductor equipment industries, are affected by consumer spending, general economic conditions and the impact of international trade. A downturn in any of the industries we serve could have a material adverse effect on our financial condition, liquidity and results of operations.

***Because a significant portion of our sales is to the automotive and heavy-duty truck industries, a decrease in the demand of these industries or the loss of any of our major customers in these industries could adversely affect our financial health.***

Demand for certain of our products is affected by, among other things, the relative strength or weakness of the automotive and heavy-duty truck industries. The domestic automotive and heavy-duty truck industries are highly cyclical and may be adversely affected by international competition. In addition, the automotive and heavy-duty truck industries are significantly unionized and subject to work slowdowns and stoppages resulting from labor disputes. We derived 19% and 7% of our net sales during the year ended December 31, 2011 from the automobile and heavy-duty truck industries, respectively.

The loss of a portion of business to any of our major automotive or heavy-duty truck customers could have a material adverse effect on our financial condition, cash flow and results of operations. We cannot assure you that we will maintain or improve our relationships in these industries or that we will continue to supply these customers at current levels.

***Our Supply Technologies customers are generally not contractually obligated to purchase products and services from us.***

Most of the products and services are provided to our Supply Technologies customers under purchase orders as opposed to long-term contracts. When we do enter into long-term contracts with our Supply Technologies customers, many of them only establish pricing terms and do not obligate our customers to buy required minimum amounts from us or to buy from us exclusively. Accordingly, many of our Supply Technologies customers may decrease the amount of products and services that they purchase from us or even stop purchasing from us altogether, either of which could have a material adverse effect on our net sales and profitability.

***We are dependent on key customers.***

We rely on several key customers. For the year ended December 31, 2011, our ten largest customers accounted for approximately 26% of our net sales. Many of our customers place orders for products on an as-needed basis and operate in cyclical industries and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. Due to competitive issues, we have lost key customers in the past and may again in the future. Customer orders are dependent upon their markets and may be subject to delays or cancellations. As a result of dependence on our key customers, we could experience a material adverse effect on our business and results of operations if any of the following were to occur:

- the loss of any key customer, in whole or in part;
- the insolvency or bankruptcy of any key customer;
- a declining market in which customers reduce orders or demand reduced prices; or
- a strike or work stoppage at a key customer facility, which could affect both their suppliers and customers.

If any of our key customers become insolvent or file for bankruptcy, our ability to recover accounts receivable from that customer would be adversely affected and any payments we received in the preference period prior to a bankruptcy filing may be potentially recoverable, which could adversely impact our results of operations.

During 2009, Chrysler's U.S. operations, General Motor's U.S. operations and Metaldyne Corporation filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. We have collected substantially all amounts that were due from Chrysler and General Motors as of the dates of the respective bankruptcy filings and as such there was no charge to earnings as a result of these bankruptcies. The account receivable from Metaldyne at the time of the bankruptcy was $4.2 million. We recorded a $4.2 million charge to reserve for the collection of the account receivable when Metaldyne announced it had completed the sale of substantially all of its assets to MD Investors Corporation, effectively making no payments to its unsecured creditors, including us.

***We operate in highly competitive industries.***

The markets in which all three of our segments sell their products are highly competitive. Some of our competitors are large companies that have greater financial resources than we have. We believe that the principal competitive factors for our Supply Technologies segment are an approach reflecting long-term business partnership and reliability, sourced product quality and conformity to customer specifications, timeliness of delivery, price and design and engineering capabilities. We believe that the principal competitive factors for our Aluminum Products and Manufactured Products segments are product quality and conformity to customer specifications, design and engineering capabilities, product development, timeliness of delivery and price. The rapidly evolving nature of the markets in which we compete may attract new entrants as they perceive opportunities, and our competitors may foresee the course of market development more accurately than we do. In addition, our competitors may develop products that are superior to our products or may adapt more quickly than we do to new technologies or evolving customer requirements.

We expect competitive pressures in our markets to remain strong. These pressures arise from existing competitors, other companies that may enter our existing or future markets and, in some cases, our customers, which may decide to internally produce items we sell. We cannot assure you that we will be able to compete successfully with our competitors. Failure to compete successfully could have a material adverse effect on our financial condition, liquidity and results of operations.

***The loss of key executives could adversely impact us.***

Our success depends upon the efforts, abilities and expertise of our executive officers and other senior managers, including Edward Crawford, our Chairman and Chief Executive Officer, and Matthew Crawford, our President and Chief Operating Officer, as well as the president of each of our operating units. An event of default occurs under our revolving credit facility if Messrs. E. Crawford and M. Crawford or certain of their related parties own in the aggregate less than 15% of our outstanding common stock, and if at such time neither Mr. E. Crawford nor Mr. M. Crawford holds the office of chairman, chief executive officer or president. The loss of the services of Messrs. E. Crawford and M. Crawford, senior and executive officers, and/or other key individuals could have a material adverse effect on our financial condition, liquidity and results of operations.

***We may encounter difficulty in expanding our business through targeted acquisitions.***

We have pursued, and may continue to pursue, targeted acquisition opportunities that we believe would complement our business. We cannot assure you that we will be successful in consummating any acquisitions.

Any targeted acquisitions will be accompanied by the risks commonly encountered in acquisitions of businesses. We may not successfully overcome these risks or any other problems encountered in connection with any of our acquisitions, including the possible inability to integrate an acquired business' operations, IT technologies, services and products into our business, diversion of management's attention, the assumption of unknown liabilities, increases in our indebtedness, the failure to achieve the strategic objectives of those acquisitions and other unanticipated problems, some or all of which could materially and adversely affect us. The process of integrating operations could cause an interruption of, or loss of momentum in, our activities. Any delays or difficulties encountered in connection with any acquisition and the integration of our operations could have a material adverse effect on our business, results of operations, financial condition or prospects of our business.

***Our Supply Technologies business depends upon third parties for substantially all of our component parts.***

Our Supply Technologies business purchases substantially all of its component parts from third-party suppliers and manufacturers. As such, it is subject to the risk of price fluctuations and periodic delays in the delivery of component parts. Failure by suppliers to continue to supply us with these component parts on commercially reasonable terms, or at all, could have a material adverse effect on us. We depend upon the ability of these suppliers, among other things, to meet stringent performance and quality specifications and to conform to delivery schedules. Failure by third-party suppliers to comply with these and other requirements could have a material adverse effect on our financial condition, liquidity and results of operations.

***The raw materials used in our production processes and by our suppliers of component parts are subject to price and supply fluctuations that could increase our costs of production and adversely affect our results of operations.***

Our supply of raw materials for our Aluminum Products and Manufactured Products businesses could be interrupted for a variety of reasons, including availability and pricing. Prices for raw materials necessary for production have fluctuated significantly in the past and significant increases could adversely affect our results of operations and profit margins. While we generally attempt to pass along increased raw materials prices to our customers in the form of price increases, there may be a time delay between the increased raw materials prices and our ability to increase the price of our products, or we may be unable to increase the prices of our products due to pricing pressure or other factors.

Our suppliers of component parts, particularly in our Supply Technologies business, may significantly and quickly increase their prices in response to increases in costs of the raw materials, such as steel, that they use to manufacture our component parts. We may not be able to increase our prices commensurate with our increased costs. Consequently, our results of operations and financial condition may be materially adversely affected.

***The energy costs involved in our production processes and transportation are subject to fluctuations that are beyond our control and could significantly increase our costs of production.***

Our manufacturing process and the transportation of raw materials, components and finished goods are energy intensive. Our manufacturing processes are dependent on adequate supplies of electricity and natural gas. A substantial increase in the cost of transportation fuel, natural gas or electricity could have a material adverse effect on our margins. We may experience higher than anticipated gas costs in the future, which could adversely affect our results of operations. In addition, a disruption or curtailment in supply could have a material adverse effect on our production and sales levels.

***Potential product liability risks exist from the products that we sell.***

Our businesses expose us to potential product liability risks that are inherent in the design, manufacture and sale of our products and products of third-party vendors that we use or resell.

While we currently maintain what we believe to be suitable and adequate product liability insurance, we cannot assure you that we will be able to maintain our insurance on acceptable terms or that our insurance will provide adequate protection against potential liabilities. In the event of a claim against us, a lack of sufficient insurance coverage could have a material adverse effect on our financial condition, liquidity and results of operations. Moreover, even if we maintain adequate insurance, any successful claim could have a material adverse effect on our financial condition, liquidity and results of operations.

***Some of our employees belong to labor unions, and strikes or work stoppages could adversely affect our operations.***

As of December 31, 2011, we were a party to seven collective bargaining agreements with various labor unions that covered approximately 400 full-time employees. Our inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have a material adverse effect on our business, financial condition and results of operations.

***We operate and source internationally, which exposes us to the risks of doing business abroad.***

Our operations are subject to the risks of doing business abroad, including the following:

- fluctuations in currency exchange rates;
- limitations on ownership and on repatriation of earnings;
- transportation delays and interruptions;
- political, social and economic instability and disruptions;
- government embargoes or foreign trade restrictions;
- the imposition of duties and tariffs and other trade barriers;
- import and export controls;
- labor unrest and current and changing regulatory environments;
- the potential for nationalization of enterprises;
- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations including the U.S. Foreign Corrupt Practices Act ("FCPA");
- difficulties in staffing and managing multinational operations;
- limitations on our ability to enforce legal rights and remedies; and
- potentially adverse tax consequences.

In addition, we could be adversely affected by violations of the FCPA and similar worldwide anti-bribery laws. The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal controls and procedures always will protect us from the reckless or criminal acts committed by our employees or agents. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence or due to the acts or inadvertence of others), we could suffer from criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Any of the events enumerated above could have an adverse effect on our operations in the future by reducing the demand for our products and services, decreasing the prices at which we can sell our products or otherwise having an adverse effect on our business, financial condition or results of operations. We cannot assure you that we will continue to operate in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

***Unexpected delays in the shipment of large, long-lead industrial equipment could adversely affect our results of operations in the period in which shipment was anticipated.***

Long-lead industrial equipment contracts are a significant and growing part of our business. We primarily use the percentage of completion method to account for these contracts. Nevertheless, under this method, a large proportion of revenues and earnings on such contracts are recognized close to shipment of the equipment. Unanticipated shipment delays on large contracts could postpone recognition of revenue and earnings into future periods. Accordingly, if shipment was anticipated in the fourth quarter of a year, unanticipated shipment delays could adversely affect results of operations in that year.

***We are subject to significant environmental, health and safety laws and regulations and related compliance expenditures and liabilities.***

Our businesses are subject to many foreign, federal, state and local environmental, health and safety laws and regulations, particularly with respect to the use, handling, treatment, storage, discharge and disposal of substances and hazardous wastes used or generated in our manufacturing processes. Compliance with these laws and regulations is a significant factor in our business. We have incurred and expect to continue to incur significant expenditures to comply with applicable environmental laws and regulations. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of property, including property where we have disposed of our waste, and for addressing environmental conditions. Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Consequently, we cannot assure you that existing or future circumstances, the development of new facts or the failure of third parties to address contamination at current or former facilities or properties will not require significant expenditures by us.

We expect to continue to be subject to increasingly stringent environmental and health and safety laws and regulations. It is difficult to predict the future interpretation and development of environmental and health and safety laws and regulations or their impact on our future earnings and operations. We anticipate that compliance will continue to require increased capital expenditures and operating costs. Any increase in these costs, or unanticipated liabilities arising for example out of discovery of previously unknown conditions or more aggressive enforcement actions, could adversely affect our results of operations, and there is no assurance that they will not exceed our reserves or have a material adverse effect on our financial condition.

***If our information systems fail, our business will be materially affected.***

We believe that our information systems are an integral part of the Supply Technologies segment and, to a lesser extent, the Aluminum Products and Manufactured Products segments. We depend on our information systems to process orders, manage inventory and accounts receivable collections, purchase products, maintain cost-effective operations, route and re-route orders and provide superior service to our customers. We cannot assure you that a disruption in the operation of our information systems used by Supply Technologies, including the failure of the supply chain management software to function properly, or those used by Aluminum Products and Manufactured Products will not occur. Any such disruption could have a material adverse effect on our financial condition, liquidity and results of operations.

***Operating problems in our business may materially adversely affect our financial condition and results of operations.***

We are subject to the usual hazards associated with manufacturing and the related storage and transportation of raw materials, products and waste, including explosions, fires, leaks, discharges, inclement weather, natural disasters, mechanical failure, unscheduled downtime and transportation interruption or calamities. The occurrence of material operating problems at our facilities may have a material adverse effect on our operations as a whole, both during and after the period of operational difficulties.

***Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial results.***

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these polices require use of estimates and assumptions that may affect the reported value of our assets or liabilities and financial results and are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Those who set and interpret the accounting standards (such as the Financial Accounting Standards Board, the SEC, and our independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For a further discussion of some of our critical accounting policies and standards and recent changes, see Critical Accounting Policies and Estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note A to the consolidated financial statements included elsewhere herein.

***Our Chairman of the Board and Chief Executive Officer and our President and Chief Operating Officer collectively beneficially own a significant portion of our outstanding common stock and their interests may conflict with yours.***

As of February 29, 2012, Edward Crawford, our Chairman of the Board and Chief Executive Officer, and Matthew Crawford, our President and Chief Operating Officer, collectively beneficially owned approximately 27% of our common stock. Mr. E. Crawford is Mr. M. Crawford's father. Their interests could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Messrs. E. Crawford and M. Crawford may conflict with your interests as a shareholder.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

As of December 31, 2011, our operations included numerous manufacturing and supply chain logistics services facilities located in 26 states in the United States and in Puerto Rico, as well as in Asia, Canada, Europe and Mexico. Approximately 88% of the available square footage was located in the United States. Approximately 45% of the available square footage was owned. As of December 31, 2011, approximately 31% of the available domestic square footage was used by the Supply Technologies segment, 49% was used by the Manufactured Products segment and 20% was used by the Aluminum Products segment. Approximately 50% of the available foreign square footage was used by the Supply Technologies segment and 50% was used by the Manufactured Products segment. In the opinion of management, our facilities are generally well maintained and are suitable and adequate for their intended uses.

The following table provides information relative to our principal facilities as of December 31, 2011.

| Related Industry Segment | Location | Owned or Leased | Approximate Square Footage | Use |
|---|---|---|---|---|
| SUPPLY TECHNOLOGIES(1) | Cleveland, OH | Leased | 60,450(2) | Supply Technologies Corporate Office |
| | Dayton, OH | Leased | 70,600 | Logistics |
| | Lawrence, PA | Leased | 116,000 | Logistics and Manufacturing |
| | Minneapolis, MN | Leased | 87,100 | Logistics |
| | Allentown, PA | Leased | 43,800 | Logistics |
| | Atlanta, GA | Leased | 56,000 | Logistics |
| | Memphis, TN | Leased | 48,750 | Logistics |
| | Louisville, KY | Leased | 30,000 | Logistics |
| | Chicago, IL | Leased | 51,000 | Logistics |
| | Tulsa, OK | Leased | 40,000 | Logistics |
| | Lenexa, KS | Leased | 67,400 | Logistics |
| | Austin, TX | Leased | 30,000 | Logistics |
| | Streetsboro, OH | Leased | 45,000 | Logistics |
| | Mississauga, Ontario, Canada | Leased | 145,000 | Manufacturing |
| | Solon, OH | Leased | 47,100 | Logistics |
| | Dublin, VA | Leased | 40,000 | Logistics |
| | Delaware, OH | Owned | 45,000 | Manufacturing |
| ALUMINUM PRODUCTS | Conneaut, OH(3) | Leased/Owned | 258,300 | Manufacturing |
| | Huntington, IN | Leased | 132,000 | Manufacturing |
| | Fremont, IN | Owned | 112,000 | Manufacturing |
| | Wapakoneta, OH | Owned | 188,000 | Manufacturing |
| | Rootstown, OH | Owned | 209,300 | Manufacturing |
| | Ravenna, OH | Owned | 70,000 | Manufacturing |
| MANUFACTURED PRODUCTS(4) | Cuyahoga Hts., OH | Owned | 427,000 | Manufacturing |
| | Cicero, IL | Owned | 450,000 | Manufacturing |
| | Le Roeulx, Belgium | Owned | 120,000 | Manufacturing |
| | Wickliffe, OH | Owned | 110,000 | Manufacturing |
| | Brookfield, WI | Leased | 116,000 | Manufacturing |
| | Warren, OH | Owned | 195,000 | Manufacturing |
| | Canton, OH | Leased | 125,000 | Manufacturing |
| | Madison Heights, MI | Leased | 128,000 | Manufacturing |
| | Newport, AR | Leased | 200,000 | Manufacturing |
| | Cleveland, OH | Leased | 150,000 | Manufacturing |

(1) Supply Technologies has other facilities, none of which is deemed to be a principal facility.

(2) Includes 20,150 square feet used by Holdings' and Park-Ohio's corporate office.

(3) Includes two leased properties with square footage of 91,800 and 64,000, respectively, and two owned properties with 82,300 and 20,200 square feet, respectively.

(4) Manufactured Products has other owned and leased facilities, none of which is deemed to be a principal facility.

## Item 3. Legal Proceedings

We are subject to various pending and threatened lawsuits in which claims for monetary damages are asserted in the ordinary course of business. While any litigation involves an element of uncertainty, in the opinion of management, liabilities, if any, arising from currently pending or threatened litigation are not expected to have a material adverse effect on our financial condition, liquidity or results of operations.

In addition to the routine lawsuits and asserted claims noted above, we were a party to the lawsuits and legal proceedings described below at December 31, 2011:

We were a co-defendant in approximately 260 cases asserting claims on behalf of approximately 1,140 plaintiffs alleging personal injury as a result of exposure to asbestos. These asbestos cases generally relate to production and sale of asbestos-containing products and allege various theories of liability, including negligence, gross negligence and strict liability, and seek compensatory and, in some cases, punitive damages.

In every asbestos case in which we are named as a party, the complaints are filed against multiple named defendants. In substantially all of the asbestos cases, the plaintiffs either claim damages in excess of a specified amount, typically a minimum amount sufficient to establish jurisdiction of the court in which the case was filed (jurisdictional minimums generally range from $25,000 to $75,000), or do not specify the monetary damages sought. To the extent that any specific amount of damages is sought, the amount applies to claims against all named defendants.

There are only seven asbestos cases, involving 25 plaintiffs, that plead specified damages. In each of the seven cases, the plaintiff is seeking compensatory and punitive damages based on a variety of potentially alternative causes of action. In three cases, the plaintiff has alleged compensatory damages in the amount of $3.0 million for four separate causes of action and $1.0 million for another cause of action and punitive damages in the amount of $10.0 million. In the fourth case, the plaintiff has alleged against each named defendant, compensatory and punitive damages, each in the amount of $10.0 million, for seven separate causes of action. In the fifth case, the plaintiff has alleged compensatory damages in the amount of $20.0 million for three separate causes of action and $5.0 million for another cause of action and punitive damages in the amount of $20.0 million. In the remaining two cases, the plaintiffs have each alleged against each named defendant, compensatory and punitive damages, each in the amount of $50.0 million, for four separate causes of action.

Historically, we have been dismissed from asbestos cases on the basis that the plaintiff incorrectly sued one of our subsidiaries or because the plaintiff failed to identify any asbestos-containing product manufactured or sold by us or our subsidiaries. We intend to vigorously defend these asbestos cases, and believe we will continue to be successful in being dismissed from such cases. However, it is not possible to predict the ultimate outcome of asbestos-related lawsuits, claims and proceedings due to the unpredictable nature of personal injury litigation. Despite this uncertainty, and although our results of operations and cash flows for a particular period could be adversely affected by asbestos-related lawsuits, claims and proceedings, management believes that the ultimate resolution of these matters will not have a material adverse effect on our financial condition, liquidity or results of operations. Among the factors management considered in reaching this conclusion were: (a) our historical success in being dismissed from these types of lawsuits on the bases mentioned above; (b) many cases have been improperly filed against one of our subsidiaries; (c) in many cases the plaintiffs have been unable to establish any causal relationship to us or our products or premises; (d) in many cases, the plaintiffs have been unable to demonstrate that they have suffered any identifiable injury or compensable loss at all or that any injuries that they have incurred did in fact result from alleged exposure to asbestos; and (e) the complaints assert claims against multiple defendants and, in most cases, the damages alleged are not attributed to individual defendants. Additionally, we do not believe that the amounts claimed in any of the asbestos cases are meaningful indicators of our potential exposure because the amounts claimed typically bear no relation to the extent of the plaintiff's injury, if any.

Our cost of defending these lawsuits has not been material to date and, based upon available information, our management does not expect its future costs for asbestos-related lawsuits to have a material adverse effect on our results of operations, liquidity or financial position.

One of our subsidiaries, Ajax Tocco Magnethermic ("ATM"), is a party to a binding arbitration proceeding pending in South Africa with one of its customers, Evraz Highveld Steel and Vanadium ("Evraz"). The arbitration involves a dispute over the design and installation of a melting furnace. Evraz sought binding arbitration in September of 2011 for breach of contract and seeks compensatory damages of approximately $37.0 million, as well as fees and expenses related to the arbitration. ATM intends to counterclaim arbitration, alleging breach of contract for non-payment in the amount of $2.7 million as well as fees and expenses related to the arbitration. We believe we have meritorious defenses to these claims and intend to vigorously defend such allegations.

## Item 4. Mine Safety Disclosures

Not applicable.

## Item 4A. Executive Officers of the Registrant

Information with respect to the executive officers of the Company as of March 15, 2012 is as follows:

| Name | Age | Position |
|---|---|---|
| Edward F. Crawford | 72 | Chairman of the Board, Chief Executive Officer and Director |
| Matthew V. Crawford | 42 | President and Chief Operating Officer and Director |
| Jeffrey L. Rutherford | 51 | Vice President and Chief Financial Officer |
| Robert D. Vilsack | 51 | Secretary and General Counsel |
| Patrick W. Fogarty | 50 | Director of Corporate Development |

*Mr. E. Crawford* has been a director and our Chairman of the Board and Chief Executive Officer since 1992. He has also served as the Chairman of Crawford Group, Inc., a management company for a group of manufacturing companies, since 1964.

*Mr. M. Crawford* has been President and Chief Operating Officer since 2003 and joined us in 1995 as Assistant Secretary and Corporate Counsel. He was also our Senior Vice President from 2001 to 2003. Mr. M. Crawford became one of our directors in August 1997 and has served as President of Crawford Group, Inc. since 1995. Mr. E. Crawford is the father of Mr. M. Crawford.

*Mr. Rutherford* has been Vice President and Chief Financial Officer since joining us in July 2008. From 2007 until his employment with us, Mr. Rutherford served as Senior Vice President, Chief Financial Officer of UAP Holding Corp., an independent distributor of agricultural inputs and professional non-crop products. Mr. Rutherford previously served as President and Chief Executive Officer of Lesco, Inc., a provider of professional turf care products and a division of John Deere & Co., from 2005 to 2007, and as Lesco's Chief Financial Officer from 2002 to 2005. From 1998 to 2002, he was the Senior Vice President, Treasurer and Chief Financial Officer of OfficeMax, Inc., an office products company. Prior to joining Office Max, he spent fourteen years with the accounting firm Arthur Andersen & Co.

*Mr. Vilsack* has been Secretary and General Counsel since joining us in 2002. From 1999 until his employment with us, Mr. Vilsack was engaged in the private practice of law. From 1997 to 1999, Mr. Vilsack was Vice President, General Counsel and Secretary of Medusa Corporation, a manufacturer of Portland cement, and prior to that he was Vice President, General Counsel and Secretary of Figgie International Inc., a manufacturing conglomerate.

*Mr. Fogarty* has been Director of Corporate Development since 1997 and served as Director of Finance from 1995 to 1997.

# Part II

## Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock, par value $1.00 per share, trades on the Nasdaq Global Select Market under the symbol "PKOH". The table below presents the high and low sales prices of the common stock during the periods presented. No dividends were paid during the five years ended December 31, 2011. There is no present intention to pay dividends. Additionally, the terms of the Company's revolving credit facility and the indenture governing the Notes restrict the Company's ability to pay dividends.

### Quarterly Common Stock Price Ranges

| | 2011 | | 2010 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| 1st | $24.48 | $16.95 | $ 9.96 | $ 5.69 |
| 2nd | 24.40 | 17.46 | 16.40 | 8.80 |
| 3rd | 23.27 | 10.95 | 15.66 | 10.01 |
| 4th | 20.29 | 10.59 | 23.70 | 12.77 |

The number of shareholders of record for the Company's common stock as of February 29, 2012 was 561.

### Issuer Purchases of Equity Securities

Set forth below is information regarding the Company's stock repurchases during the fourth quarter of the fiscal year ended December 31, 2011.

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans | Maximum Number of Shares That May Yet Be Purchased Under the Plans or Program(1) |
|---|---|---|---|---|
| October 1 — October 31, 2011 | -0- | $ -0- | -0- | 340,920 |
| November 1 — November 30, 2011(2) | 79,427 | 19.05 | -0- | 340,920 |
| December 1 — December 31, 2011 | -0- | -0- | -0- | 340,920 |
| TOTAL | 79,427 | $19.05 | -0- | 340,920 |

(1) On September 27, 2006, the Company announced a share repurchase program whereby the Company may repurchase up to 1.0 million shares of its common stock. During the fourth quarter of 2011, no shares were purchased as part of this program.

(2) Consist of shares of common stock the Company acquired from recipients of restricted stock awards at the time of vesting of such awards in order to settle recipient withholding tax liabilities.

## Item 6. Selected Financial Data

**(Dollars in thousands, except per share data)**

| | Year Ended December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Selected Statement of Operations Data:** | | | | | |
| Net sales | $966,573 | $813,522 | $701,047 | $1,068,757 | $1,071,441 |
| Cost of products sold(a) | 799,248 | 679,425 | 597,200 | 919,297 | 912,337 |
| Gross profit | 167,325 | 134,097 | 103,847 | 149,460 | 159,104 |
| Selling, general and administrative expenses | 105,582 | 91,755 | 87,786 | 105,546 | 98,679 |
| Goodwill impairment charge | -0- | -0- | -0- | 95,763 | -0- |
| Gain on sale of assets held for sale | -0- | -0- | -0- | -0- | (2,299) |
| Restructuring and impairment charges(a) | 5,359 | 3,539 | 5,206 | 25,331 | -0- |
| Operating income (loss)(a) | 56,384 | 38,803 | 10,855 | (77,180) | 62,724 |
| Gain on purchase of 8.375% senior subordinated notes | -0- | -0- | (6,297) | (6,232) | -0- |
| Gain on acquisition of business | -0- | (2,210) | -0- | -0- | -0- |
| Interest expense | 32,152 | 23,792 | 23,189 | 27,869 | 31,551 |
| Income (loss) before income taxes | 24,232 | 17,221 | (6,037) | (98,817) | 31,173 |
| Income tax (benefit) expense | (5,203) | 2,034 | (828) | 20,986 | 9,976 |
| Net income (loss) | $ 29,435 | $ 15,187 | $ (5,209) | $ (119,803) | $ 21,197 |
| Amounts per common share: | | | | | |
| Basic | $ 2.54 | $ 1.34 | $ (.47) | $ (10.88) | $ 1.91 |
| Diluted | $ 2.45 | $ 1.29 | $ (.47) | $ (10.88) | $ 1.82 |

| | Year Ended December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Other Financial Data:** | | | | | |
| Net cash flows provided by operating activities | $ 35,861 | $ 67,059 | $ 43,865 | $ 8,547 | $ 31,466 |
| Net cash flows used by investing activities | (11,098) | (29,851) | (4,772) | (20,398) | (21,991) |
| Net cash flows provided (used) by financing activities | 17,927 | (24,995) | (33,820) | 15,164 | (16,600) |
| Depreciation and amortization | 16,177 | 17,132 | 18,918 | 20,933 | 20,611 |
| Capital expenditures, net | 11,098 | 3,951 | 5,575 | 17,466 | 21,876 |
| **Selected Balance Sheet Data (as of period end):** | | | | | |
| Cash and cash equivalents | $ 78,001 | $ 35,311 | $ 23,098 | $ 17,825 | $ 14,512 |
| Working capital | 291,454 | 219,193 | 222,748 | 252,873 | 270,939 |
| Property, plant and equipment | 61,810 | 68,783 | 76,631 | 90,642 | 105,557 |
| Total assets | 613,940 | 552,532 | 502,268 | 619,220 | 769,189 |
| Total debt | 347,580 | 316,213 | 333,997 | 374,646 | 360,049 |
| Shareholders' equity | 65,442 | 46,375 | 22,810 | 12,755 | 171,478 |

(a) In each of the years ended December 31, 2011, 2010, 2009, 2008 and 2007, we recorded restructuring and asset impairment charges related to exiting product lines and closing or consolidating operating facilities. The restructuring charges related to the write-down of inventory have no cash impact and are reflected by an increase in cost of products sold in the applicable period. The restructuring charges relating to asset impairment attributable to the closing or consolidating of operating facilities have no cash impact and are reflected in the restructuring and impairment charges. The charges for restructuring and severance are accruals for cash expenses. We made cash payments of $.1 million, $.5 million and $.3 million in the years ended December 31, 2010, 2009 and 2007, respectively, related to our severance accrued liabilities. The table below provides a summary of these restructuring and impairment charges.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | | | |
| Non-cash charges: | | | | | |
| Cost of products sold (inventory write-down) | $ -0- | $ -0- | $1,797 | $ 5,544 | $2,214 |
| Asset impairment | 5,359 | 3,539 | 5,206 | 24,767 | -0- |
| Restructuring and severance | -0- | -0- | -0- | 564 | -0- |
| Total | $5,359 | $3,539 | $7,003 | $30,875 | $2,214 |
| Charges reflected as restructuring and impairment charges on income statement | $5,359 | $3,539 | $5,206 | $25,331 | $ -0- |

No dividends were paid during the five years ended December 31, 2011.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our consolidated financial statements include the accounts of Park-Ohio Holdings Corp. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. The historical financial information discussed below is not directly comparable on a year-to-year basis, primarily due to recording of a reversal of a tax valuation allowance in 2011, restructuring and unusual charges in 2011, 2010 and 2009 acquisitions in 2010 and refinancing in 2011.

### Executive Overview

We are an industrial Total Supply Management™ and diversified manufacturing business, operating in three segments: Supply Technologies, Aluminum Products and Manufactured Products. Our Supply Technologies business provides our customers with Total Supply Management™, a proactive solutions approach that manages the efficiencies of every aspect of supplying production parts and materials to our customers' manufacturing floor, from strategic planning to program implementation. Total Supply Management™ includes such services as engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing services and ongoing technical support. The principal customers of Supply Technologies are in the heavy-duty truck, automotive and vehicle parts, electrical distribution and controls, consumer electronics, power sports/fitness equipment, HVAC, agricultural and construction equipment, semiconductor equipment, plumbing, aerospace and defense, and appliance industries. Aluminum Products casts and machines aluminum engine, transmission, brake, suspension and other components such as pump housings, clutch retainers/pistons, control arms, knuckles, master cylinders, pinion housings, brake calipers, oil pans and flywheel spacers for automotive, agricultural equipment, construction equipment, heavy-duty truck and marine equipment OEMs, primarily on a sole-source basis. Aluminum Products also provides value-added services such as design and engineering and assembly. Manufactured Products operates a diverse group of niche manufacturing businesses that design and manufacture a broad range of highly-engineered products including induction heating and melting systems, pipe threading systems, industrial oven systems, injection molded rubber components, and forged and machined products. Manufactured Products also produces and provides services and spare parts for the equipment it manufactures. The principal customers of Manufactured Products are OEMs, sub-assemblers and end users in the steel, coatings, forging, foundry, heavy-duty truck, construction equipment, bottling, automotive, oil and gas, rail and locomotive manufacturing and aerospace and defense industries. Sales, earnings and other relevant financial data for these three segments are provided in Note B to the consolidated financial statements, included elsewhere herein.

Sales and profitability continued to grow substantially in 2011, continuing the trend of the prior year, as the domestic and international economies come out of the recession. Net sales increased 19% and net income increased 94% in 2011 compared to 2010. Net income in 2011 was affected by a $16.8 million reversal of the deferred tax asset valuation allowance, $5.4 million of restructuring and impairment charges and debt refinancing costs of $7.3 million.

During the fourth quarter of 2009, the Company recorded $7.0 million of asset impairment charges associated with general weakness in the economy including the railroad industry. The charges were composed of $1.8 million of inventory impairment included in Cost of Products Sold and $5.2 million for impairment of property and equipment

In 2009, the Company recorded a gain of $6.3 million on the purchase of $15.2 million principal amount of the Senior Subordinated Notes.

Approximately 19% of the Company's consolidated net sales are to the automotive markets. In 2009, the Company recorded a charge of $4.2 million to fully reserve for the account receivable from Metaldyne resulting from its bankruptcy.

During the third quarter of 2010, Supply Technologies completed the acquisition of certain assets and assumed specific liabilities relating to the ACS business of Lawson Products, Inc. for $16.0 million in cash and a $2.2 million subordinated promissory note payable in equal quarterly installments over three years. ACS is a provider of supply chain management solutions for a broad range of production components through its service centers throughout North America. The Company recorded a gain of $2.2 million representing the excess of the aggregate fair value of purchased net assets over the purchase price. See Note C to the consolidated financial statements included elsewhere herein.

On September 30, 2010, the Company entered a Bill of Sale with Rome, a producer of aluminum high pressure die castings, pursuant to which Rome agreed to transfer to the Company substantially all of its assets in exchange for approximately $7.5 million of notes receivable due from Rome held by the Company. See Note C to the consolidated financial statements included elsewhere herein.

On December 31, 2010, the Company through its subsidiary, Ajax Tocco Magnethermic, acquired the assets and the related induction heating intellectual property of Pillar for $10.3 million in cash. Pillar provides complete turnkey automated induction power systems and aftermarket parts and service to a worldwide market. See Note C to the consolidated financial statements included elsewhere herein.

During the third quarter of 2010, the Company recorded an asset impairment charge of $3.5 million related to the writedown of one of its investments.

On April 7, 2011, the Company completed the sale of $250 million aggregate principal amount of the Notes. The Notes bear an interest rate of 8.125% per annum, payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2011. The Notes mature on April 1, 2021. In connection with the sale of the Notes, the Company also entered into the Amended Credit Agreement. The Amended Credit Agreement among other things, provides an increased credit facility up to $200 million, extends the maturity date of the borrowings under the facility to April 7, 2016 and amends fee and pricing terms. Furthermore, the Company has the option, pursuant to the Amended Credit Agreement, to increase the availability under the revolving credit facility by $50 million. The Company also purchased all of its outstanding $183.8 million aggregate principal amount of the Senior Subordinated Notes that were not held by its affiliates pursuant to a tender offer and subsequent redemption, repaid all of the term loan A and term loan B outstanding under its then existing credit facility and retired the Senior Subordinated Notes in the aggregate principal amount of $26.2 million that were held by an affiliate. The Company incurred debt extinguishment costs related to premiums and other transaction costs associated with the tender offer and subsequent redemption of the Senior Subordinated Notes and wrote off deferred financing costs totaling $7.3 million and recorded a provision for foreign income taxes of $2.1 million resulting from the retirement of the Senior Subordinated Notes that were held by an affiliate.

During the third quarter of 2011, the Company recorded an asset impairment charge of $5.4 million associated with the underperformance of the assets of its rubber products business unit.

On March 5, 2012, the Company entered into an agreement to acquire FRS, a leading manufacturer of industrial hose products and fuel filler and hydraulic fluid assemblies, in an all cash transaction valued at $97.5 million. FRS products include fuel filler, hydraulic, and thermoplastic assemblies and several forms of manufactured hose including bulk and formed fuel, power steering, transmission oil cooling, hydraulic and thermoplastic hose. FRS sells to automotive and industrial customers throughout North America, Europe and Asia. FRS has five production facilities located in Florida, Michigan, Ohio, Tennessee and the Czech Republic. The transaction is expected to close by March 30, 2012 subject to a number of customary conditions, including the expiration of waiting periods and the receipt of approvals under Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to be funded by the Company's cash of $40.0 million ($10.0 million domestic and $30.0 million foreign), a new $25.0 million seven-year amortizing term loan secured by certain real estate and machinery and equipment of the Company for which the Company has received a commitment letter from its bank group and $32.5 million of borrowings under the Company's revolving credit facility.

## Results of Operations

*2011 versus 2010*

***Net Sales by Segment:***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Supply Technologies | $493.0 | $402.1 | $ 90.9 | 23% |
| Aluminum Products | 127.0 | 143.7 | (16.7) | (12)% |
| Manufactured Products | 346.6 | 267.7 | 78.9 | 29% |
| Consolidated Net Sales | $966.6 | $813.5 | $153.1 | 19% |

Net sales increased $153.1 million to $966.6 million in 2011 compared to $813.5 million in 2010 as the Company experienced volume increases in the Supply Technologies and Manufactured Products segments. Supply Technologies sales increased 23% primarily due to volume ($53.8 million) increases in the heavy-duty truck, electrical, industrial equipment, auto, power sports, HVAC, furniture, agricultural and construction equipment industries and price increases of $7.3 million, which were offset primarily by declines in the instruments, medical and semi-conductor industries. In addition, there were $29.8 million of incremental sales resulting from the acquisition of the ACS business. Aluminum Products sales decreased 12%, resulting primarily from the completion of certain automotive supply contracts ($31.7 million) offset by sales of $9.6 million resulting from the acquisition of the Rome business and price increases of $5.4 million. Manufactured Products sales increased 29% primarily due to increased business in the capital equipment and forged and machined products business units offset by a minor decline in the rubber products business unit. In addition, there were $26.3 million of incremental sales resulting from the acquisition of Pillar.

***Cost of Products Sold & Gross Profit:***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Consolidated cost of products sold | $799.2 | $679.4 | $119.8 | 18% |
| Consolidated gross profit | $167.3 | $134.1 | $ 33.2 | 25% |
| Gross Margin | 17.3% | 16.5% | | |

Cost of products sold increased $119.8 million in 2011 to $799.2 million compared to $679.4 million in 2010, while gross margin increased to 17.3% in 2011 from 16.5% in 2010. Cost of products sold increased primarily due to sales increases and increases in commodity prices, including the prices of steel, aluminum, nickel and copper.

Manufactured Products gross margin increased primarily due to volume increases. Gross margin in the Aluminum Products segment decreased primarily from reduced sales volume. Gross margin in the Supply Technologies segment was essentially unchanged from 2010.

***Selling, General & Administrative (SG&A) Expenses:***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Consolidated SG&A expenses | $105.6 | $91.8 | $13.8 | 15% |
| SG&A percent | 10.9% | 11.3% | | |

Consolidated SG&A expenses increased 15% in 2011 compared to the same period in 2010. SG&A expenses increased $13.8 million in 2011 compared to 2010 primarily due to increased sales volume and to increases in payroll and payroll related expenses of $8.2 million and to $3.4 million of incremental expenses resulting from the acquisitions of ACS, Rome and Pillar.

***Interest Expense:***

| | Year Ended December 31, 2011 | Year Ended December 31, 2010 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Interest expense | $ 32.2 | $ 23.8 | $ 8.4 | 35% |
| Debt extinguishment costs included in interest expense | $ 7.3 | | | |
| Amortization of deferred financing costs and bank service charges | $ 1.9 | $ 1.9 | | |
| Average outstanding borrowings | $337.3 | $322.0 | $15.3 | 5% |
| Average borrowing rate | 7.38% | 7.39% | | (1) basis point |

Interest expense increased $8.4 million in 2011 compared to 2010, primarily due to debt extinguishment costs of $7.3 million related to premiums and other transaction costs associated with the tender and early redemption and write off of deferred financing costs associated with the Senior Subordinated Notes. Excluding these costs, interest increased due primarily to outstanding borrowings.

***Income Tax:***

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| | (Dollars in millions) | |
| Income before income taxes | $ 24.2 | $17.2 |
| Income tax (benefit) expense | $ (5.2) | $ 2.0 |
| Effective income tax rate | (21.5)% | 11.6% |

The Company released $16.8 million of the valuation allowance attributable to continuing operations in 2011 compared to $5.8 million in 2010. As of December 31, 2011, the Company was not in a cumulative three-year loss position and determined that it was more likely than not that its U.S. net deferred tax assets would be realized. As of December 31, 2010, the Company determined that it was not more likely than not that its net U.S. and certain foreign deferred tax assets would be realized.

The provision for income taxes was $(5.2) million in 2011 compared to $2.0 million in 2010. The effective income tax rate was (21.5)% in 2011 compared to 11.6% in 2010.

The Company's net operating loss carryforward precluded the payment of most U.S. federal income taxes in both 2011 and 2010, and may preclude substantial payments in 2012. At December 31, 2011, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $10.4 million, which will expire between 2024 and 2031.

*2010 versus 2009*

***Net Sales by Segment:***

| | Year Ended December 31, | | | Percent |
|---|---|---|---|---|
| | 2010 | 2009 | Change | Change |
| | (Dollars in millions) | | | |
| Supply Technologies | $402.1 | $328.8 | $ 73.3 | 22% |
| Aluminum Products | 143.7 | 111.4 | 32.3 | 29% |
| Manufactured Products | 267.7 | 260.8 | 6.9 | 3% |
| Consolidated Net Sales | $813.5 | $701.0 | $112.5 | 16% |

Consolidated net sales increased $112.5 million to $813.5 million compared to $701.0 million in 2009 as the Company experienced volume increases in each segment. Supply Technologies sales increased 22% primarily due to volume increases in the heavy-duty truck industry, automotive, semi-conductor, power sports, HVAC, agricultural and construction equipment industries. In addition, there were $16.9 million of sales resulting from the acquisition of the ACS business. These additions were offset by declines in the lawn and garden and medical industries. Aluminum Products sales increased 29% as volumes increased to customers in the auto industry along with additional sales from new contracts. In addition, there were $7.0 million of sales resulting from the acquisition of the Rome business. Manufactured Products sales increased 3% primarily from increases in the capital equipment and rubber products business units partially offset by declining volume in the forged and machined products business unit because of volume declines in the railroad industry. Approximately 24% of the Company's consolidated net sales are to the automotive markets. Net sales to the automotive markets as a percentage of sales by segment were approximately 15%, 77% and 8% for the Supply Technologies, Aluminum Products and Manufactured Products Segments, respectively for the year ended December 31, 2010.

***Cost of Products Sold & Gross Profit:***

| | Year Ended December 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Consolidated cost of products sold | $679.4 | $597.2 | $82.2 | 14% |
| Consolidated gross profit | $134.1 | $103.8 | $30.3 | 29% |
| Gross margin | 16.5% | 14.8% | | |

Cost of products sold increased $82.2 million in 2010 to $679.4 million compared to $597.2 million in 2009, primarily due to increases in sales volume, while gross margin increased to 16.5% in 2010 from 14.8% in the same period of 2009.

Supply Technologies and Aluminum Products gross margin increased resulting from volume increases while gross margin in the Manufactured Products segment remained essentially unchanged from the prior year.

***SG&A:***

| | Year Ended December 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Consolidated SG&A expenses | $91.8 | $87.8 | $4.0 | 5% |
| SG&A percent | 11.3% | 12.5% | | |

Consolidated SG&A expenses increased $4.0 million to $91.8 million in 2010 compared to $87.8 million in 2009 representing a 120 basis point decrease in SG&A expenses as a percent of sales. SG&A expenses increased on a dollar basis in 2010 compared to 2009 primarily due to an increase in salaries and benefits levels resulting from restoration to 2008 salary levels along with a bonus accrual offset by a $4.2 million charge in 2009 for a reserve for an account receivable from a customer in bankruptcy and an increase in pension income.

***Interest Expense:***

| | Year-Ended December 31, 2010 | 2009 | Change | Percent Change |
|---|---|---|---|---|
| | (Dollars in millions) | | | |
| Interest expense | $ 23.8 | $ 23.2 | $ .6 | 3% |
| Average outstanding borrowings | $322.0 | $363.9 | $(41.9) | (11.5)% |
| Average borrowing rate | 7.39% | 6.38% | 101 | basis points |

Interest expense increased $.6 million in 2010 compared to 2009, primarily due to a higher average borrowing rate during 2010, offset by lower average borrowings. The decrease in average borrowings in 2010 resulted primarily from earnings and the reduction in working capital requirements. The higher average borrowing rate in 2010 was due primarily to increased interest rates under our revolving credit facility compared to 2009.

***Impairment Charges:***

During 2010, the Company reviewed one of its investments and determined there was diminution in value and therefore recorded an asset impairment charge of $3.5 million.

During 2009, the Company recorded asset impairment charges totaling $5.2 million associated with general weakness in the economy, including the railroad industry.

During 2008, the Company recorded goodwill impairment charges of $95.8 million. The Company also recorded asset impairment charges of $25.3 million associated with the volume declines and volatility in the automotive markets, loss from the disposal of a foreign subsidiary and restructuring expenses associated with the Company's exit from its relationship with its largest customer, Navistar, along with realignment of its distribution network.

***Gain on Purchase of Senior Subordinated Notes:***

In 2009, the Company recorded a gain of $6.3 million on the purchase for $8.9 million of $15.2 million aggregate principal amount of the Senior Subordinated Notes.

In 2008, the Company purchased $11.0 million aggregate principal amount of the Senior Subordinated Notes for $4.7 million. After writing off $.1 million of deferred financing costs, the Company recorded a net gain of $6.2 million. The Senior Subordinated Notes were not contributed to Park-Ohio Industries, Inc. in 2008 but were held by Holdings. During the fourth quarter of 2009, these notes were sold to a wholly-owned foreign subsidiary of Park-Ohio Industries, Inc.

***Income Taxes:***

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| | (Dollars in millions) | |
| Income before income taxes | $17.2 | $(6.0) |
| Income tax expense (benefit) | $ 2.0 | $ (.8) |
| Effective income tax rate | 11.6% | 13% |

The Company released $5.8 million of the valuation allowance attributable to continuing operations in 2010 compared to $1.8 million in 2009. As of December 31, 2010 and 2009, the Company determined that it was not more likely than not that its net U.S. and certain foreign deferred tax assets would be realized.

The provision for income taxes was $2.0 million in 2010 compared to $(.8) million in 2009. The effective income tax rate was 11.6% in 2010, compared to 13% in 2009.

The Company's net operating loss carryforward precluded the payment of most U.S. federal income taxes in both 2010 and 2009. At December 31, 2010, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $24.7 million, which will expire between 2023 and 2029.

## Liquidity and Sources of Capital

Our liquidity needs are primarily for working capital and capital expenditures. Our primary sources of liquidity have been funds provided by operations and funds available from existing bank credit arrangements and the sale of our long-term debt securities. In 2003, we entered into a revolving credit facility with a group of banks which, as subsequently amended, matures at April 7, 2016 and, as amended, currently provides for availability of up to $200 million subject to an asset-based formula. We have the option to increase the availability under the revolving loan portion of the credit facility by $50.0 million. The revolving credit facility is secured by substantially all our accounts receivable and inventory in the United States and Canada. Borrowings from this revolving credit facility will be used for general corporate purposes.

As of December 31, 2011, the Company had $93.0 million outstanding under the revolving credit facility, and approximately $68.1 million of unused borrowing availability.

On March 5, 2012, the Company entered into an agreement to acquire FRS, a leading manufacturer of industrial hose products and fuel filler and hydraulic fluid assemblies, in an all cash transaction valued at $97.5 million. FRS products include fuel filler, hydraulic, and thermoplastic assemblies and several forms of manufactured hose including bulk and formed fuel, power steering, transmission oil cooling, hydraulic and thermoplastic hose. FRS sells to automotive and industrial customers throughout North America, Europe and Asia. FRS has five production facilities located in Florida, Michigan, Ohio, Tennessee and the Czech Republic. The transaction is expected to close by March 30, 2012 subject to a number of customary conditions, including the expiration of waiting periods and the receipt of approvals under Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to be funded by the Company's cash of $40.0 million ($10.0 million domestic and $30.0 million foreign), a new $25.0 million seven-year amortizing term loan secured by certain real estate and machinery and equipment of the Company for which the Company has received a commitment letter from its bank group and $32.5 million of borrowings under the Company's revolving credit facility.

Current financial resources (working capital and available bank borrowing arrangements) and anticipated funds from operations are expected to be adequate to meet current cash requirements for at least the next twelve months. The future availability of bank borrowings under the revolving loan portion of the credit facility is based on the Company's ability to meet a debt service ratio covenant, which could be materially impacted by negative economic trends. Failure to meet the debt service ratio could materially impact the availability and interest rate of future borrowings.

In 2009, the Company purchased $15.2 million aggregate principal amount of the 8.375% Notes for $8.9 million. After writing off $.1 million of deferred financing costs, the Company recorded a net gain of $6.3 million.

The Company may from time to time seek to refinance, retire or purchase its outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. It may also repurchase shares of its outstanding common stock. Any such actions will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Disruptions, uncertainty or volatility in the credit markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future. These market conditions may limit the Company's ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow and maintain its business. Accordingly, the Company may be forced to delay raising capital or pay unattractive interest rates, which could increase its interest expense, decrease its profitability and significantly reduce its financial flexibility.

The Company had cash and cash equivalents held by foreign subsidiaries of $61.2 million and $33.7 million at December 31, 2011 and 2010, respectively. For each of its foreign subsidiaries, the Company makes a determination regarding the amount of earnings intended for permanent reinvestment, with the balance, if any, available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the foreign subsidiaries' operational activities and/or future foreign investments. At December 31, 2011, management believed that sufficient liquidity was available in the United States, and it is our current intention to permanently reinvest undistributed earnings of our foreign subsidiaries outside of the United States. However, the Company is contemplating intercompany financing arrangements from foreign subsidiaries that may result in adverse U.S. federal income tax consequences. Otherwise we have no intention to repatriate the approximately $80.8 million of undistributed earnings of our foreign subsidiaries as of December 31, 2011, if we were to repatriate these earnings, there would potentially be an adverse tax impact.

At December 31, 2011, the Company's debt service coverage ratio was 2.2, and, therefore, it was in compliance with the debt service ratio covenant contained in the revolving credit facility. The Company was also in compliance with the other covenants contained in the revolving credit facility as of December 31, 2011. The debt service coverage ratio is calculated at the end of each fiscal quarter and is based on the most recently ended four fiscal quarters of consolidated EBITDA minus cash taxes paid, minus unfunded capital expenditures, plus cash tax refunds to consolidated debt charges which are consolidated cash interest expense plus scheduled principal payments on indebtedness plus scheduled reductions in our term debt as defined in the revolving credit facility. The debt service coverage ratio must be greater than 1.0 and not less than 1.1 for any two consecutive fiscal quarters. While we expect to remain in compliance throughout 2012, declines in sales volumes in 2012 could adversely impact our ability to remain in compliance with certain of these financial covenants. Additionally, to the extent our customers are adversely affected by declines in the economy in general, they may not be able to pay their accounts payable to us on a timely basis or at all, which would make the accounts receivable ineligible for purposes of the revolving credit facility and could reduce our borrowing base and our ability to borrow under such facility. We expect to remain in compliance throughout 2012.

The ratio of current assets to current liabilities was 2.65 at December 31, 2011 versus 2.28 at December 31, 2010. Working capital increased by $72.2 million to $291.4 million at December 31, 2011 from $219.2 million at December 31, 2010. Accounts receivable increased $13.5 million to $139.9 million in 2011 from $126.4 million in 2010 primarily the result of the increase in sales volume in 2011. Inventory increased by $9.5 million in 2011 to $202.0 million from $192.5 million in 2010 primarily resulting from planned increases due to sales volume increases. Accrued expenses increased by $14.2 million to $73.7 million in 2011 from $59.5 million in 2010 primarily from an increase in advance billings of $7.0 million, an increase in accrued interest of $2.6 million resulting from the terms of the payments of interest due on the Notes, an increase in accrued salaries, wages and benefits of $2.0 million and an increase in accrued professional fees of $2.6 million and accounts payable increased $3.9 million to $99.6 million in 2011 from $95.7 million in 2010.

During 2011, the Company provided $35.9 million from operating activities as compared to providing $67.1 million in 2010. The decrease in cash provision of $31.2 million was primarily the result of an increase in net working capital of $11.7 million in 2011 compared to decreases of $32.8

million in 2010 offset by an increase in net income of $14.2 million. During 2011, the Company invested $12.7 million in capital expenditures which were offset by the receipt of $1.6 million from the sale of property. These activities, plus cash interest and tax payments of $31.6 million, a net increase in borrowings of $34.8 million, the issuance of the Notes, and purchases of treasury stock of $2.1 million, resulted in an increase in cash of $42.7 million in 2011.

During 2010, the Company provided $67.1 million from operating activities as compared to providing $43.9 million in 2009. The increase in cash provision of $23.2 million was primarily the result of net income of $15.2 million in 2010 compared to a net loss of $5.2 million in 2009 (a change of $20.4 million) and net working capital decreases of $33.7 million in 2010 compared to $30.7 million in 2009 offset by a reduction in depreciation and amortization of $1.8 million in 2010 compared to 2009. During 2010, the Company also invested $4.0 million in capital expenditures and made acquisitions for $25.9 million in cash. These activities, plus cash interest and tax payments of $24.5 million, a reduction in borrowings of $19.9 million, purchase of treasury stock of $1.1 million and debt issue costs of $4.1 million resulted in an increase of cash of $12.2 million in 2010.

## Off-Balance Sheet Arrangements

We do not have off-balance sheet arrangements, financing or other relationships with unconsolidated entities or other persons. There are occasions whereupon we enter into forward contracts on foreign currencies, primarily the euro, purely for the purpose of hedging exposure to changes in the value of accounts receivable in those currencies against the U.S. dollar. At December 31, 2011, none were outstanding. We currently have no other derivative instruments.

The following table summarizes our principal contractual obligations and other commercial commitments over various future periods as of December 31, 2011:

| | | Payments Due or Commitment Expiration Per Period | | | |
|---|---|---|---|---|---|
| **(In thousands)** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More than 5 Years** |
| Long-term debt obligations | $347,580 | $ 1,415 | $ 1,000 | $ 94,000 | $251,165 |
| Interest obligations(1) | 196,816 | 22,368 | 44,639 | 43,216 | 86,593 |
| Operating lease obligations | 42,840 | 12,784 | 14,847 | 7,436 | 7,773 |
| Purchase obligations | 131,084 | 130,701 | 383 | -0- | -0- |
| Postretirement obligations(2) | 17,502 | 2,282 | 4,191 | 3,739 | 7,290 |
| Standby letters of credit and bank guarantees | 15,705 | 10,109 | 2,141 | 3,455 | -0- |
| Total | $751,527 | $179,659 | $67,201 | $151,846 | $352,821 |

(1) Interest obligations are included on the Notes only and assume the notes are paid at maturity. The calculation of interest on debt outstanding under our revolving credit facility and other variable rate debt ($1.9 million based on 2.04% average interest rate and outstanding borrowings of $93.0 million at December 31, 2011) is not included above due to the subjectivity and estimation required.

(2) Postretirement obligations include projected postretirement benefit payments to participants only through 2021.

The table above excludes the liability for unrecognized income tax benefits disclosed in Note H to the consolidated financial statements included elsewhere herein, since the Company cannot predict with reasonable reliability, the timing of potential cash settlements with the respective taxing authorities.

We expect that funds provided by operations plus available borrowings under our revolving credit facility to be adequate to meet our cash requirements for at least the next twelve months.

**Critical Accounting Policies and Estimates**

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions which affect amounts reported in our consolidated financial statements. Management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe that there is great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

*Revenue Recognition:* The Company recognizes revenue, other than from long-term contracts, when title is transferred to the customer, typically upon shipment. Revenue from long-term contracts (approximately 12% of consolidated revenue) is accounted for under the percentage of completion method, and recognized on the basis of the percentage each contract's cost to date bears to the total estimated contract cost. Revenue earned on contracts in process in excess of billings is classified in other current assets in the accompanying consolidated balance sheet. The Company's revenue recognition policies are in accordance with the SEC's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition."

*Allowance for Doubtful Accounts:* Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. Allowances are developed by the individual operating units based on historical losses, adjusting for economic conditions. Our policy is to identify and reserve for specific collectability concerns based on customers' financial condition and payment history. The establishment of reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances.

*Allowance for Obsolete and Slow Moving Inventory:* Inventories are stated at the lower of cost or market value and have been reduced by an allowance for obsolete and slow-moving inventories. The estimated allowance is based on management's review of inventories on hand with minimal sales activity, which is compared to estimated future usage and sales. Inventories identified by management as slow-moving or obsolete are reserved for based on estimated selling prices less disposal costs. Though we consider these allowances adequate and proper, changes in economic conditions in specific markets in which we operate could have a material effect on reserve allowances required.

*Impairment of Long-Lived Assets:* In accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment", management performs impairment tests of long-lived assets, including property and equipment, whenever an event occurs or circumstances change that indicate that the carrying value may not be recoverable or the useful life of the asset has changed. We reviewed our long-lived assets for indicators of impairment such as a decision to idle certain facilities and consolidate certain operations, a current-period operating or cash flow loss or a forecast that demonstrates continuing losses associated with the use of a long-lived asset and the expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When we identified impairment indicators, we determined whether the carrying amount of our long-lived assets was recoverable by comparing the carrying value to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. We considered whether impairments existed at the lowest level of independent identifiable cash flows within a reporting unit (for example, plant location, program level or asset level). If the carrying value of the assets exceeded the expected cash flows, the Company estimated the fair value of these assets by using appraisals or recent selling experience in selling similar assets or for certain assets with reasonably predicable cash flows by performing discounted cash flow analysis using the same discount rate used as the weighted average cost of capital in the respective goodwill impairment analysis to estimate fair value when market information wasn't available to determine whether an impairment existed. Certain assets were abandoned and written down to scrap or appraised value. The Company recorded $7.0 million and $5.4 million of asset impairment charges in 2009 and 2011, respectively, based on appraisals and scrap values. See Note O to the consolidated financial statements included elsewhere herein.

*Restructuring:* We recognize costs in accordance with ASC 420, "Exit or Disposal Cost Obligations". Detailed contemporaneous documentation is maintained and updated on a quarterly basis to ensure that accruals are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect the changes.

*Goodwill:* As required by ASC 350, "Intangibles — Goodwill and Other" ("ASC 350"), management performs impairment testing of goodwill at least annually as of October 1 of each year or more frequently if impairment indicators arise. In September 2011, the FASB issued ASU 2011-08, which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted ASU 2011-08 for its October 1, 2011 annual goodwill impairment test.

In accordance with ASC 350, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment pursuant to ASC 280, "Segment Reporting", or one level below the reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. The Company completed the assessment of the qualitative factors and determined that there was no impairment with respect to the Capital Equipment reporting unit's goodwill. With respect to aluminum products, management determined fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved for the reporting unit. If the calculated fair value is less than the carrying value, impairment of the reporting unit may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing in the absence of available domestic and international transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the weighted average cost of capital ("WACC") methodology. The WACC methodology considers market and industry data as well as company-specific risk factors for each reporting unity in determining the appropriate discount rates to be used. The discount rate utilized for the reporting unit, which ranged from 12% to 13%, is indicative of the return an investor would expect to receive for investing in such a business.

Operational management, considering industry and company-specific historical and projected data, develops growth rates and cash flow projections. Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. At December 31, 2009, the Company had goodwill of $4.1 million in the Capital Equipment reporting unit. On December 31, 2010, the Company completed the acquisition of Pillar and recorded additional goodwill of $1.0 million in the Capital Equipment reporting unit. At December 31, 2011 the Company had goodwill of $9.5 million. We completed the annual impairment tests as of October 1, 2009, 2010 and 2011 and concluded that no goodwill impairment existed.

*Income Taxes:* In accordance with ASC 740, "Income Taxes" ("ASC 740"), the Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates. Specifically, we measure gross deferred tax assets for deductible temporary differences and carryforwards, such as operating losses and tax credits, using the applicable enacted tax rates and apply the more likely than not measurement criterion.

ASC 740 provides that future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the tax law. The Company analyzed the four possible sources of taxable income as set forth in ASC 740 and concluded that the only relevant sources of taxable income is the reversal of its existing taxable temporary differences. The Company reviewed the projected timing of the reversal of its taxable temporary differences and determined that such reversals will offset the Company's deferred tax assets prior to their expiration. As of December 31, 2011, the Company was not in a cumulative three-year loss position and it was determined that it was more likely than not that its U.S. net deferred tax assets will be realized. As of December 31, 2011, the Company reversed a valuation allowance against its U.S. net deferred tax assets. See Note H to the consolidated financial statements included elsewhere herein.

*Pension and Other Postretirement Benefit Plans:* We and our subsidiaries have pension plans, principally noncontributory defined benefit or noncontributory defined contribution plans and postretirement benefit plans covering substantially all employees. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trends. Pension plan asset performance in the future will directly impact our net income. We have evaluated our pension and other postretirement benefit assumptions, considering current trends in interest rates and market conditions and believe our assumptions are appropriate.

*Stock-Based Compensation:*

ASC 718, "Compensation-Stock Compensation," requires that the cost resulting from all share-based payment transactions be recognized in the financial statements and establishes a fair-value measurement objective in determining the value of such a cost. The Company recorded expense related to stock-based compensation in 2011, 2010, and 2009 of $2.1 million, $1.7 million and $2.4 million (before tax), respectively.

## Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU No. 2011-05 amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU No. 2011-05 requires retrospective application, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued ASU 2011-12, deferring its requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and OCI on the face of the financial statements. Entities continue to be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or to disclose those amounts in the notes to the financial statements. The requirement to present reclassification adjustments in interim periods was also deferred. However, entities are required to report a total for comprehensive income in condensed financial statements of interim periods in a single continuous statement or in two consecutive statements. The FASB is reconsidering the presentation requirements for reclassification adjustments.

The Company plans to adopt ASU No. 2011-05 in the first quarter of fiscal 2012. The Company believes the adoption of ASU No. 2011-05 will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its consolidated financial statements.

In May 2011, the FASB amended ASC 820, "Fair Value Measurement." This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this amendment will not have a material impact on our consolidated financial statements.

## Environmental

We have been identified as a potentially responsible party at third-party sites under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or comparable state laws, which provide for strict and, under certain circumstances, joint and several liability. We are participating in the cost of certain clean-up efforts at several of these sites. However, our share of such costs has not been material and based on available information, our management does not expect our exposure at any of these locations to have a material adverse effect on our results of operations, liquidity or financial condition.

We have been named as one of many defendants in a number of asbestos-related personal injury lawsuits. Our cost of defending such lawsuits has not been material to date and, based upon available information, our management does not expect our future costs for asbestos-related lawsuits to have a material adverse effect on our results of operations, liquidity or financial condition. We caution, however, that inherent in management's estimates of our exposure are expected trends in claims severity, frequency and other factors that may materially vary as claims are filed and settled or otherwise resolved.

### Seasonality; Variability of Operating Results

The timing of orders placed by our customers has varied with, among other factors, orders for customers' finished goods, customer production schedules, competitive conditions and general economic conditions. The variability of the level and timing of orders has, from time to time, resulted in significant periodic and quarterly fluctuations in the operations of our business units. Such variability is particularly evident at the capital equipment businesses, included in the Manufactured Products segment, which typically ship a few large systems per year.

### Forward-Looking Statements

This annual report on Form 10-K contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "believes", "anticipates", "plans", "expects", "intends", "estimates" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to the following: our substantial indebtedness; continuation of the current negative global economic environment; general business conditions and competitive factors, including pricing pressures and product innovation; demand for our products and services; raw material availability and pricing; component part availability and pricing; changes in our relationships with customers and suppliers; the financial condition of our customers, including the impact of any bankruptcies; our ability to successfully close the acquisition of FRS in the expected timeframe or at all; our ability to successfully integrate FRS and achieve the expected results of the acquisition; our ability to retain FRS's management team and FRS's relationship with customers and suppliers; our ability to successfully integrate recent and future acquisitions into existing operations; changes in general domestic economic conditions such as inflation rates, interest rates, tax rates, unemployment rates, higher labor and healthcare costs, recessions and changing government policies, laws and regulations, including the uncertainties related to the current global financial crisis; adverse impacts to us, our suppliers and customers from acts of terrorism or hostilities; our ability to meet various covenants, including financial covenants, contained in the agreements governing our indebtedness; disruptions, uncertainties or volatility in the credit markets that may limit our access to capital; increasingly stringent domestic and foreign governmental regulations, including those affecting the environment; inherent uncertainties involved in assessing our potential liability for environmental remediation-related activities; the outcome of pending and future litigation and other claims and disputes with customers; our dependence on the automotive and heavy-duty truck industries, which are highly cyclical; the dependence of the automotive industry on consumer spending, which could be lower due to the effects of the current financial crisis; our ability to negotiate contracts with labor unions; our dependence on key management; our dependence on information systems; and the other factors we describe under "Item 1A. Risk Factors". Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. In light of these and other uncertainties, the inclusion of a forward-looking statement herein should not be regarded as a representation by us that our plans and objectives will be achieved.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk including changes in interest rates. We are subject to interest rate risk on our floating rate revolving credit facility, which consisted of borrowings of $93.0 million at December 31, 2011. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.9 million for the year ended December 31, 2011.

Our foreign subsidiaries generally conduct business in local currencies. During 2011, we recorded an unfavorable foreign currency translation adjustment of $1.4 million related to net assets located outside the United States. This foreign currency translation adjustment resulted primarily from weakening of the U.S. dollar. Our foreign operations are also subject to other customary risks of operating in a global environment, such as unstable political situations, the effect of local laws and taxes, tariff increases and regulations and requirements for export licenses, the potential imposition of trade or foreign exchange restrictions and transportation delays.

Our largest exposures to commodity prices relate to steel and natural gas prices, which have fluctuated widely in recent years. We do not have any commodity swap agreements, forward purchase or hedge contracts.

## Item 8. Financial Statements and Supplementary Data

### Index to Consolidated Financial Statements and Supplementary Financial Data

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Park-Ohio Holdings Corp.

We have audited the accompanying consolidated balance sheets of Park-Ohio Holdings Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park-Ohio Holdings Corp. and subsidiaries at December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Park-Ohio Holdings Corp. and subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 15, 2012

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Park-Ohio Holdings Corp.

We have audited Park-Ohio Holding Corp. and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Park-Ohio Holdings Corp. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Park-Ohio Holdings Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Park-Ohio Holdings Corp. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of Park-Ohio Holdings Corp. and subsidiaries and our report dated March 15, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 15, 2012

## Park-Ohio Holdings Corp. and Subsidiaries

## Consolidated Balance Sheets

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| | (Dollars in thousands) | |
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 78,001 | $ 35,311 |
| Accounts receivable, less allowances for doubtful accounts of $5,483 in 2011 and $6,011 in 2010 | 139,941 | 126,409 |
| Inventories, net | 202,039 | 192,542 |
| Deferred tax assets | 20,561 | 10,496 |
| Unbilled contract revenue | 18,778 | 12,751 |
| Other current assets | 8,790 | 12,800 |
| Total Current Assets | 468,110 | 390,309 |
| Property, plant and equipment: | | |
| Land and land improvements | 3,654 | 3,678 |
| Buildings | 47,594 | 47,479 |
| Machinery and equipment | 208,727 | 201,920 |
| | 259,975 | 253,077 |
| Less accumulated depreciation | 198,165 | 184,294 |
| | 61,810 | 68,783 |
| Other Assets: | | |
| Goodwill | 9,463 | 9,100 |
| Other | 74,557 | 84,340 |
| | $613,940 | $552,532 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Trade accounts payable | $ 99,588 | $ 95,695 |
| Accrued expenses | 73,651 | 59,487 |
| Current portion of long-term debt | 1,415 | 13,756 |
| Current portion of other postretirement benefits | 2,002 | 2,178 |
| Total Current Liabilities | 176,656 | 171,116 |
| Long-Term Liabilities, less current portion | | |
| Senior Notes | 250,000 | 183,835 |
| Credit facility | 93,000 | 113,300 |
| Other long-term debt | 3,165 | 5,322 |
| Deferred tax liability | 1,392 | 9,721 |
| Other postretirement benefits and other long-term liabilities | 24,285 | 22,863 |
| | 371,842 | 335,041 |
| Shareholders' Equity | | |
| Capital stock, par value $1 per share | | |
| Serial preferred stock: | | |
| Authorized — 632,470 shares; Issued and outstanding — none | -0- | -0- |
| Common stock: | | |
| Authorized — 40,000,000 shares; Issued — 13,813,774 shares in 2011 and 13,396,674 in 2010 | 13,814 | 13,397 |
| Additional paid-in capital | 70,248 | 68,085 |
| Retained earnings (deficit) | 10,392 | (19,043) |
| Treasury stock, at cost, 1,673,926 shares in 2011 and 1,558,996 shares in 2010 | (20,607) | (18,502) |
| Accumulated other comprehensive (loss) income | (8,405) | 2,438 |
| | 65,442 | 46,375 |
| | $613,940 | $552,532 |

See notes to consolidated financial statements.

## Park-Ohio Holdings Corp. and Subsidiaries

## Consolidated Statements of Operations

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (Dollars in thousands, except per share data) | | |
| Net sales | $966,573 | $813,522 | $701,047 |
| Cost of products sold | 799,248 | 679,425 | 597,200 |
| Gross profit | 167,325 | 134,097 | 103,847 |
| Selling, general and administrative expenses | 105,582 | 91,755 | 87,786 |
| Restructuring and asset impairment charges | 5,359 | 3,539 | 5,206 |
| Operating income | 56,384 | 38,803 | 10,855 |
| Gain on purchase of 8.375% senior subordinated notes | -0- | -0- | (6,297) |
| Gain on acquisition of business | -0- | (2,210) | -0- |
| Interest expense | 32,152 | 23,792 | 23,189 |
| Income (loss) before income taxes | 24,232 | 17,221 | (6,037) |
| Income tax (benefit) expense | (5,203) | 2,034 | (828) |
| Net income (loss) | $ 29,435 | $ 15,187 | $ (5,209) |
| Amounts per common share: | | | |
| Basic | $ 2.54 | $ 1.34 | $ (.47) |
| Diluted | $ 2.45 | $ 1.29 | $ (.47) |

See notes to consolidated financial statements.

## Park-Ohio Holdings Corp. and Subsidiaries

## Consolidated Statements of Shareholders' Equity

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Balance at January 1, 2009 | $12,237 | $64,212 | $(29,021) | $(17,192) | $(17,481) | $12,755 |
| Comprehensive (loss): | | | | | | |
| Net loss | | | (5,209) | | | (5,209) |
| Foreign currency translation adjustment | | | | | 2,968 | 2,968 |
| Unrealized loss on marketable securities, net of income tax of $182 | | | | | 413 | 413 |
| Pension and postretirement benefit adjustments, net of income tax of $1,179 | | | | | 8,986 | 8,986 |
| Comprehensive income | | | | | | 7,158 |
| Restricted stock award, net of forfeiture | 627 | (627) | | | | -0- |
| Amortization of restricted stock | | 1,969 | | | | 1,969 |
| Purchase of treasury stock (30,445 shares) | | | | (251) | | (251) |
| Exercise of stock options (410,000 shares) | 410 | 373 | | | | 783 |
| Share-based compensation | | 396 | | | | 396 |
| Balance at December 31, 2009 | 13,274 | 66,323 | (34,230) | (17,443) | (5,114) | 22,810 |
| Comprehensive income (loss): | | | | | | |
| Net income | | | 15,187 | | | 15,187 |
| Foreign currency translation adjustment | | | | | (711) | (711) |
| Pension and postretirement benefit adjustments, net of income tax of $1,143 | | | | | 8,263 | 8,263 |
| Comprehensive income | | | | | | 22,739 |
| Amortization of restricted stock | | 1,463 | | | | 1,463 |
| Restricted share units exchange for restricted stock | 13 | (13) | | | | -0- |
| Restricted stock awards | 101 | (101) | | | | -0- |
| Restricted stock cancelled | (14) | 14 | | | | -0- |
| Purchase of treasury stock (85,027 shares) | | | | (1,059) | | (1,059) |
| Exercise of stock options (23,166 shares) | 23 | 127 | | | | 150 |
| Share-based compensation | | 272 | | | | 272 |
| Balance at December 31, 2010 | 13,397 | 68,085 | (19,043) | (18,502) | 2,438 | 46,375 |
| Comprehensive income (loss): | | | | | | |
| Net income | | | 29,435 | | | 29,435 |
| Foreign currency translation adjustment | | | | | (1,387) | (1,387) |
| Pension and postretirement benefit adjustments, net of income tax of $5,571 | | | | | (9,456) | (9,456) |
| Comprehensive income | | | | | | 18,592 |
| Amortization of restricted stock | | 1,988 | | | | 1,988 |
| Restricted stock awards | 194 | (194) | | | | -0- |
| Purchase of treasury stock (114,930 shares) | | | | (2,105) | | (2,105) |
| Exercise of stock options (223,300 shares) | 223 | 271 | | | | 494 |
| Share-based compensation | | 98 | | | | 98 |
| Balance at December 31, 2011 | $13,814 | $70,248 | $ 10,392 | $(20,607) | $ (8,405) | $65,442 |

See notes to consolidated financial statements.

## Park-Ohio Holdings Corp. and Subsidiaries

## Consolidated Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| | (Dollars in thousands) | | |
| OPERATING ACTIVITIES | | | |
| Net income (loss) | $ 29,435 | $ 15,187 | $ (5,209) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | | |
| Depreciation and amortization | 16,177 | 17,132 | 18,918 |
| Restructuring and asset impairment charges | 5,359 | 3,539 | 5,206 |
| Debt extinguishment costs | 7,335 | -0- | -0- |
| Gain on purchase of 8.375% senior subordinated notes | -0- | -0- | (6,297) |
| Gain on acquisition of business | -0- | (2,210) | -0- |
| Deferred income taxes | (12,817) | (1,126) | (1,842) |
| Share-based compensation expense | 2,086 | 1,735 | 2,365 |
| Changes in operating assets and liabilities excluding acquisitions of businesses: | | | |
| Accounts receivable | (13,533) | (7,624) | 61,136 |
| Inventories and other current assets | (8,763) | 10,067 | 46,701 |
| Accounts payable and accrued expenses | 18,057 | 28,068 | (82,113) |
| Other | (7,475) | 2,291 | 5,000 |
| Net cash provided by operating activities | 35,861 | 67,059 | 43,865 |
| INVESTING ACTIVITIES | | | |
| Purchases of property, plant and equipment | (12,673) | (3,951) | (5,575) |
| Business acquisitions, net of cash acquired | -0- | (25,900) | -0- |
| Proceeds from the sale of property | 1,575 | -0- | -0- |
| Purchases of marketable securities | -0- | -0- | (62) |
| Sales of marketable securities | -0- | -0- | 865 |
| Net cash used by investing activities | (11,098) | (29,851) | (4,772) |
| FINANCING ACTIVITIES | | | |
| (Payments) on term loans and other debt | (37,598) | (8,944) | (2,099) |
| Bank debt issue costs | (1,079) | (4,142) | -0- |
| Proceeds from (payments on) revolving credit facility | 2,800 | (11,000) | (23,400) |
| Issuance of 8.125% senior notes due 2021, net of deferred financing costs | 244,970 | -0- | -0- |
| Redemption of 8.375% senior subordinated notes due 2014 | (189,555) | -0- | -0- |
| Purchase of 8.375% senior subordinated notes | -0- | -0- | (8,853) |
| Issuance of common stock under stock option plan | 494 | 150 | 783 |
| Purchase of treasury stock | (2,105) | (1,059) | (251) |
| Net cash provided (used) by financing activities | 17,927 | (24,995) | (33,820) |
| Increase in cash and cash equivalents | 42,690 | 12,213 | 5,273 |
| Cash and cash equivalents at beginning of year | 35,311 | 23,098 | 17,825 |
| Cash and cash equivalents at end of year | $ 78,001 | $ 35,311 | $ 23,098 |
| Income taxes paid | $ 4,648 | $ 1,217 | $ 3,146 |
| Interest paid (includes $5,720 of senior subordinated notes redemption costs in 2011) | 26,993 | 23,324 | 23,018 |

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

## NOTE A — Summary of Significant Accounting Policies

*Consolidation and Basis of Presentation:* The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The Company does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties owned by related parties as described in Note L. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to the Company's financial position, results of operations or cash flows.

*Accounting Estimates:* The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash Equivalents:* The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

*Inventories:* Inventories are stated at the lower of first-in, first-out ("FIFO") cost or market value. Inventory reserves were $24,881 and $22,788 at December 31, 2011 and 2010, respectively. Inventory consigned to others was $6,546 and $6,940 at December 31, 2011 and 2010, respectively.

*Major Classes of Inventories*

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Finished goods | $122,010 | $116,202 |
| Work in process | 20,660 | 24,339 |
| Raw materials and supplies | 59,369 | 52,001 |
| | $202,039 | $192,542 |

*Property, Plant and Equipment:* Property, plant and equipment are carried at cost. Additions and associated interest costs are capitalized and expenditures for repairs and maintenance are charged to operations. Depreciation of fixed assets is computed principally by the straight-line method based on the estimated useful lives of the assets ranging from 25 to 40 years for buildings, and 3 to 20 years for machinery and equipment. The Company reviews long-lived assets for impairment when events or changes in business conditions indicate that their full carrying value may not be recoverable. See Note O.

*Impairment of Long-Lived Assets:* We assess the recoverability of long-lived assets (excluding goodwill) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate that we may not be able to recover the assets' carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future undiscounted cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined, based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed.

*Goodwill and Other Intangible Assets:* In accordance with Accounting Standards Codification ("ASC") 350, "Intangibles — Goodwill and Other" ("ASC 350"), the Company does not amortize goodwill recorded in connection with business acquisitions. Other intangible assets, which consist primarily of non-contractual customer relationships, are amortized over their estimated useful lives.

Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, *Intangibles — Goodwill and Other.*

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. In September 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update "ASU" 2011-08, which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted ASU 2011-08 for its October 1, 2011 annual goodwill impairment test.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company-specific events and share price trends, and the assessment of whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

If our qualitative assessment concludes that it is more likely than not that impairment exists then a quantitative assessment is required. In a quantitative assessment, we use an income approach and other valuation techniques to estimate the fair value of our reporting units. Absent an indication of fair value from a potential buyer or similar specific transactions, we believe that using this methodology provides reasonable estimates of a reporting unit's fair value. The income approach is based on projected future debt-free cash flow that is discounted to present value using factors that consider the timing and risk of the future cash flows. We believe that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating and cash flow performance. This approach also mitigates most of the impact of cyclical downturns that occur in the reporting unit's industry. The income approach is based on a reporting unit's projection of operating results and cash flows that is discounted using a weighted-average cost of capital. The projection is based upon our best estimates of projected economic and market conditions over the related period including growth rates, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, terminal value margin rates, future capital expenditures and changes in future working capital requirements based on management projections. There are inherent uncertainties, however, related to these factors and to our judgment in applying them to this analysis. Nonetheless, we believe that this method provides a reasonable approach to estimate the fair value of our reporting units.

The Company completed its annual goodwill impairment test for each year presented and confirmed no reporting unit was at risk of failing the impairment test for any periods presented herein.

*Stock-Based Compensation:* The Company follows the provisions of ASC 718, "Compensation — Stock Compensation" ("ASC 718"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Additional information regarding our share-based compensation program is provided in Note I.

*Income Taxes:* The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the current enacted tax rates. In determining these amounts, management determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, cumulative earnings and losses, expectations of future earnings, taxable income and the extended period of time over which the postretirement benefits will be paid and accordingly records valuation allowances if, based on the weight of available evidence it is more likely than not that some portion or all of our deferred tax assets will not be realized as required by ASC 740, "Income Taxes" ("ASC 740").

*Revenue Recognition:* The Company recognizes revenue, other than from long-term contracts, when title is transferred to the customer, typically upon shipment. Revenue from long-term contracts (approximately 12% of consolidated revenue) is accounted for under the percentage of completion method, and recognized on the basis of the percentage each contract's cost to date bears to the total estimated contract cost. Revenue earned on contracts in process in excess of billings is classified in unbilled contract revenues in the accompanying consolidated balance sheet.

*Accounts Receivable and Allowance for Doubtful Accounts:* Accounts receivable are recorded at net realizable value. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company's policy is to identify and reserve for specific collectability concerns based on customers' financial condition and payment history. During 2011 and 2010, we sold approximately $63,202 and $37,272, respectively, of accounts receivable to mitigate accounts receivable concentration risk and to provide additional financing capacity. In compliance with ASC 860, "Transfers and Servicing", sales of accounts receivable are reflected as a reduction of accounts receivable in the Consolidated Balance Sheets and the proceeds are included in the cash flows from operating activities in the Consolidated Statements of Cash flows. In 2011 and 2010, a loss in the amount of $281 and $165, respectively, related to the sale of accounts receivable is recorded in the Consolidated Statements of Operations. These losses represented implicit interest on the transactions.

*Software Development Costs:* Software development costs incurred subsequent to establishing feasibility through the general release of the software products are capitalized and included in other assets in the consolidated balance sheet. Technological feasibility is demonstrated by the completion of a working model. All costs prior to the development of the working model are expensed as incurred. Capitalized costs are amortized on a straight-line basis over five years, which is the estimated useful life of the software product. Amortization expense was $1,533, $2,213 and $1,454 in 2011, 2010 and 2009, respectively.

*Concentration of Credit Risk:* The Company sells its products to customers in diversified industries. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. As of December 31, 2011, the Company had uncollateralized receivables with three customers in the automotive industry, each with several locations, aggregating $9,529, which represented approximately 8% of the Company's trade accounts receivable. During 2011, sales to these customers amounted to approximately $72,871, which represented approximately 8% of the Company's net sales.

*Shipping and Handling Costs:* All shipping and handling costs are included in cost of products sold in the Consolidated Statements of Operations.

*Environmental:* The Company accrues environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Costs that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company records a liability when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers.

*Foreign Currency Translation:* The functional currency for a majority of subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in accumulated comprehensive income (loss) in shareholders' equity.

*Accounting Pronouncements Not Yet Adopted*

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU No. 2011-05 amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU No. 2011-05 requires retrospective application, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued ASU 2011-12, deferring its requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and OCI on the face of the financial statements. Entities continue to be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or to disclose those amounts in the notes to the financial statements. The requirement to present reclassification adjustments in interim periods was also deferred. However, entities are required to report a total for comprehensive income in condensed financial statements of interim periods in a single continuous statement or in two consecutive statements. The FASB is reconsidering the presentation requirements for reclassification adjustments.

The Company plans to adopt ASU No. 2011-05 in the first quarter of fiscal 2012. The Company believes the adoption of ASU No. 2011-05 will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its consolidated financial statements.

In May 2011, the FASB amended ASC 820, "Fair Value Measurement." This amendment is intended to result in convergence between U.S. GAAP and International Financial Reporting Standards ("IFRS") requirements for measurement of and disclosures about fair value. This guidance clarifies the application of existing fair value measurements and disclosures, and changes certain principles or requirements for fair value measurements and disclosures. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this amendment will not have a material impact on our consolidated financial statements.

## NOTE B — Segments

The Company operates through three segments: Supply Technologies, Aluminum Products and Manufactured Products. Supply Technologies provides our customers with Total Supply Management™ services for a broad range of high-volume, specialty production components. Total Supply Management™ manages the efficiencies of every aspect of supplying production parts and materials to our customers' manufacturing floor, from strategic planning to program implementation and includes such services as engineering and design support, part usage and cost analysis, supplier selection, quality assurance, bar coding, product packaging and tracking, just-in-time and point-of-use delivery, electronic billing services and ongoing technical support. The principal customers of Supply Technologies are in the heavy-duty truck, automotive and vehicle parts, electrical distribution and controls, consumer electronics, power sports/fitness equipment, HVAC, agricultural and construction equipment, semiconductor equipment, plumbing, aerospace and defense, and appliance industries. Aluminum Products manufactures cast aluminum components for automotive, agricultural equipment, construction equipment, heavy-duty truck and marine equipment industries. Aluminum Products also provides value-added services such as design and engineering, machining and assembly. Manufactured Products operates a diverse group of niche manufacturing businesses that design and manufacture a broad range of high quality products engineered for specific customer applications. The principal customers of Manufactured Products are original equipment manufacturers and end users in the steel, coatings, forging, foundry, heavy-duty truck, construction equipment, automotive, oil and gas, rail and locomotive manufacturing and aerospace and defense industries.

The Company's sales are made through its own sales organization, distributors and representatives. Intersegment sales are immaterial and eliminated in consolidation and are not included in the figures presented. Intersegment sales are accounted for at values based on market prices. Income allocated to segments excludes certain corporate expenses and interest expense. Identifiable assets by industry segment include assets directly identified with those operations.

Corporate assets generally consist of cash and cash equivalents, deferred tax assets, property and equipment, and other assets.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net sales: | | | |
| Supply Technologies | $492,974 | $402,169 | $328,805 |
| Aluminum Products | 127,044 | 143,672 | 111,388 |
| Manufactured Products | 346,555 | 267,681 | 260,854 |
| | $966,573 | $813,522 | $701,047 |
| Income (loss) before income taxes: | | | |
| Supply Technologies | $ 32,565 | $ 22,216 | $ 8,531 |
| Aluminum Products | 1,781 | 6,582 | (5,155) |
| Manufactured Products | 43,671 | 28,739 | 26,472 |
| | 78,017 | 57,537 | 29,848 |
| Corporate costs | (16,274) | (15,195) | (13,787) |
| Gain on purchase of 8.375% senior subordinated notes | -0- | -0- | 6,297 |
| Gain on acquisition of business | -0- | 2,210 | -0- |
| Asset impairment charge | (5,359) | (3,539) | (5,206) |
| Interest expense (includes $7,335 of debt extinguishment costs in 2011) | (32,152) | (23,792) | (23,189) |
| | $ 24,232 | $ 17,221 | $ (6,037) |
| Identifiable assets: | | | |
| Supply Technologies | $228,629 | $217,915 | $207,729 |
| Aluminum Products | 61,002 | 66,219 | 76,443 |
| Manufactured Products | 203,782 | 188,017 | 178,715 |
| General corporate | 120,527 | 80,381 | 39,381 |
| | $613,940 | $552,532 | $502,268 |
| Depreciation and amortization expense: | | | |
| Supply Technologies | $ 4,632 | $ 5,272 | $ 4,812 |
| Aluminum Products | 5,844 | 6,488 | 7,556 |
| Manufactured Products | 5,159 | 5,001 | 6,022 |
| General corporate | 542 | 371 | 528 |
| | $ 16,177 | $ 17,132 | $ 18,918 |
| Capital expenditures: | | | |
| Supply Technologies | $ 1,463 | $ 1,613 | $ 2,380 |
| Aluminum Products | 7,015 | 156 | 1,385 |
| Manufactured Products | 1,472 | 2,138 | 2,006 |
| General corporate | 2,723 | 44 | (196) |
| | $ 12,673 | $ 3,951 | $ 5,575 |

The percentage of net sales by product line included in each segment were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Manufactured Products: | | | |
| Capital equipment | 76% | 73% | 68% |
| Forged and machined products | 17% | 18% | 26% |
| Rubber products | 7% | 9% | 6% |
| | 100% | 100% | 100% |
| Supply Technologies: | | | |
| Supply Technologies | 87% | 86% | 88% |
| Engineered specialty products | 12% | 13% | 11% |
| Other | 1% | 1% | 1% |
| | 100% | 100% | 100% |

The Company's approximate percentage of net sales by geographic region were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| United States | 76% | 73% | 73% |
| Asia | 9% | 10% | 9% |
| Canada | 5% | 6% | 6% |
| Mexico | 3% | 3% | 2% |
| Europe | 5% | 5% | 9% |
| Other | 2% | 3% | 1% |
| | 100% | 100% | 100% |

The basis for attributing revenue to individual countries is final shipping destination.

At December 31, 2011, 2010 and 2009, approximately 68%, 75% and 77%, respectively, of the Company's assets were maintained in the United States.

## NOTE C — Acquisitions

Effective August 31, 2010, the Company completed the acquisition of certain assets and assumed specific liabilities relating to Assembly Components Systems ("ACS") business unit of Lawson Products, Inc. for $16,000 in cash and a $2,160 subordinated promissory note payable in equal quarterly installments over three years. ACS is a provider of supply chain management solutions for a broad range of production components through its service centers throughout North America. The net assets acquired were integrated into the Company's Supply Technologies business segment. The fair value of the net assets acquired of $20,370 exceeded the total purchase price and, accordingly, resulted in a gain on acquisition of business of $2,210. Net sales of $16,931 were added to the Company's Supply Technologies business segment in 2010 since the date of acquisition. The acquisition was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total estimated purchase price is allocated to ACS's tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values as of August 31, 2010, the effective date of the acquisition. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed which are based on estimates and assumptions, the purchase price is allocated as follows:

| | |
|---|---|
| Accounts receivable | $ 9,059 |
| Inventories | 16,711 |
| Prepaid expenses and other current assets | 42 |
| Property, plant and equipment | 299 |
| Customer relationships | 990 |
| Accounts payable | (5,047) |
| Accrued expenses | (330) |
| Deferred tax liability | (1,354) |
| Gain on acquisition | (2,210) |
| Total purchase price | $18,160 |

Direct transaction costs associated with this acquisition included in selling, general and administrative expenses during the year ended December 31, 2010 were approximately $346.

On September 30, 2010, the Company entered a Bill of Sale with Rome Die Casting LLC ("Rome"), a producer of aluminum high pressure die castings, pursuant to which, Rome agreed to transfer to the Company substantially all of the assets of Rome in exchange for approximately $7,500 of notes receivable from Rome. The assets of Rome were integrated into the Company's aluminum segment. Net sales of $7,031 were added to the Company's Aluminum segment in 2010 since the date of acquisition. The acquisition was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is allocated to Rome's tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values as of September 30, 2010, the effective date of the acquisition. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, the purchase price is as follows:

| | |
|---|---|
| Accounts receivable | $ 1,918 |
| Inventories | 1,000 |
| Property, plant and equipment | 2,800 |
| Accounts payable | (2,314) |
| Accrued expenses | (516) |
| Goodwill | 4,572 |
| Total purchase price | $ 7,460 |

Direct transaction costs associated with this acquisition included in selling, general and administrative expenses during the year ended December 31, 2010 were approximately $256.

On December 31, 2010, the Company, through its subsidiary Ajax Tocco Magnathermic, acquired the assets and the related induction heating intellectual property of ABP Induction's United States heating business operating as Pillar Induction ("Pillar"). Pillar provides complete turnkey automated induction power systems and aftermarket parts and service to a worldwide market.

The assets of Pillar have been integrated into the Company's manufactured products segment. The acquisition was accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total estimated purchase price is allocated to Pillar's net tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values as of December 31, 2010, the effective date of the acquisition. Based on management's valuation of the fair value of tangible and intangible assets acquired and liabilities assumed, which are based on estimates and assumptions that are subject to change, the purchase price is allocated as follows:

| | |
|---|---|
| Accounts receivable | $ 3,164 |
| Inventories | 2,782 |
| Prepaid expenses and other current assets | 178 |
| Property, plant and equipment | 447 |
| Customer relationships | 3,480 |
| Technological know how | 1,890 |
| Trade name and other intangible assets | 710 |
| Accounts payable | (1,202) |
| Accrued expenses | (2,133) |
| Goodwill | 990 |
| Total purchase price | $10,306 |

The purchase price allocation was finalized during March 2011 and reflects the working capital adjustment as of December 31, 2010. There were no significant direct transaction costs included in selling, general and administrative expenses during the year ended December 31, 2011.

The following unaudited pro forma information is provided to present a summary of the combined results of the Company's operations with ACS, Rome and Pillar as if the acquisitions had occurred on January 1, 2009. The unaudited pro forma financial information is for informational purposes only and is not necessarily indicative of what the results would have been had the acquisitions been completed at the date indicated above.

| | Year Ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Pro forma revenues | $881,271 | $770,603 |
| Pro forma net income (loss) | $ 15,072 | $ (12,744) |
| Earnings per share: | | |
| Basic | $ 1.33 | $ 1.16 |
| Diluted | $ 1.28 | $ 1.16 |

## NOTE D — Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2011, 2010 and 2009 were as follows:

| | Supply Technologies | Aluminum | Manufactured Products | Total |
|---|---|---|---|---|
| Balance at January 1, 2009 | $-0- | $ -0- | $4,109 | $4,109 |
| Foreign Currency Translation | -0- | -0- | 46 | 46 |
| Balance at December 31, 2009 | -0- | -0- | 4,155 | 4,155 |
| Foreign Currency Translation | -0- | -0- | (211) | (211) |
| Acquisitions | -0- | 4,572 | 584 | 5,156 |
| Balance at December 31, 2010 | -0- | 4,572 | 4,528 | 9,100 |
| Foreign Currency Translation | -0- | -0- | (43) | (43) |
| Finalization of Pillar Purchase Price Allocation | -0- | -0- | 406 | 406 |
| Balance at December 31, 2011 | $-0- | $4,572 | $4,891 | $9,463 |

Other intangible assets were acquired in connection with acquisitions. Information regarding other intangible assets as of December 31, 2011 and 2010 follows:

| | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs | Accumulated Amortization | Net | Acquisition Costs | Accumulated Amortization | Net |
| Non-contractual customer relationships | $11,670 | $3,320 | $ 8,350 | $11,670 | $2,422 | $ 9,248 |
| Other | 3,420 | 1,046 | 2,374 | 3,420 | 495 | 2,925 |
| | $15,090 | $4,366 | $10,724 | $15,090 | $2,917 | $12,173 |

Amortization of other intangible assets was $1,449 for the year ended December 31, 2011, $745 for the year ended December 31, 2010 and $724 for the year ended December 31, 2009. Amortization expense for each of the five years following December 31, 2011 is approximately $1,140 in 2012, $1,086 in 2013 and $1,028 for each of the three subsequent years thereafter. The weighted-average amortization period for the acquired intangible assets was 11.5 years.

## NOTE E — Other Assets

Other assets consists of the following:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Pension assets | $49,575 | $60,786 |
| Deferred financing costs, net | 7,253 | 3,695 |
| Software development costs | 1,920 | 2,292 |
| Intangible assets subject to amortization | 10,724 | 12,173 |
| Other | 5,085 | 5,394 |
| Totals | $74,557 | $84,340 |

## NOTE F — Accrued Expenses

Accrued expenses include the following:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Accrued salaries, wages and benefits | $15,771 | $13,832 |
| Advance billings | 30,180 | 23,218 |
| Warranty accrual | 4,208 | 4,046 |
| Interest payable | 5,106 | 2,504 |
| Taxes, income and other | 4,331 | 3,252 |
| Other | 14,055 | 12,635 |
| Totals | $73,651 | $59,487 |

Substantially all advance billings and warranty accruals relate to the Company's capital equipment businesses.

The changes in the aggregate product warranty liability are as follows for the year ended December 31, 2011, 2010 and 2009:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at beginning of year | $ 4,046 | $ 2,760 | $ 5,402 |
| Claims paid during the year | (3,421) | (1,260) | (3,367) |
| Warranty expense | 3,583 | 2,294 | 704 |
| Other | -0- | 252 | 21 |
| Balance at end of year | $ 4,208 | $ 4,046 | $ 2,760 |

## NOTE G — Financing Arrangements

Long-term debt consists of the following:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| 8.125% senior notes due 2021 | $250,000 | $ -0- |
| 8.375% senior subordinated notes due 2014 | -0- | 183,835 |
| Revolving credit | 93,000 | 90,200 |
| Term Loan A | -0- | 25,900 |
| Term Loan B | -0- | 8,400 |
| Other | 4,580 | 7,878 |
| | 347,580 | 316,213 |
| Less current maturities | 1,415 | 13,756 |
| Total | $346,165 | $302,457 |

On April 7, 2011, the Company completed the sale of $250,000 in the aggregate principal amount of 8.125% senior notes due 2021 (the "Notes"). The Notes bear an interest rate of

8.125% per annum, payable semi-annually in arrears on April 1 and October 1 of each year commencing on October 1, 2011. The Notes mature on April 1, 2021. The Company is a party to a credit and security agreement dated November 5, 2003, as amended with a group of banks, under which it may borrow or issue standby letters of credit or commercial letters of credit. In connection with the sale of the Notes, the Company also entered into a fourth amended and restated credit agreement (the "Amended Credit Agreement"). The Amended Credit Agreement among other things, provides an increased credit facility up to $200,000, extends the maturity date of the facility to April 7, 2016 and amends fee and pricing terms. Furthermore, the Company has the option, pursuant to the Amended Credit Agreement, to increase the availability under the revolving credit facility by $50,000. At December 31, 2011, in addition to amounts borrowed under the revolving credit facility, there was $7,387 outstanding for standby letters of credit. An annual fee of up to .5% is imposed by the bank on the unused borrowing capacity and is based on the total aggregate credit facility used. Amounts borrowed under the revolving credit facility may be borrowed either (i) LIBOR plus 1.75% to 2.75% or the bank's prime lending rate minus 1% at the Company's election. The interest rate is dependent on the Company's debt service coverage ratio, as defined in the Amended Credit Agreement. At December 31, 2011 the Company had approximately $68,140 of unused borrowing capacity available under the revolving credit facility. The Company also purchased all of its outstanding $183,835 aggregate principal amount of 8.375% senior subordinated notes due 2014 that were not held by its affiliates, repaid all of the term loan A and term loan B outstanding under its then existing credit facility and retired the 8.375% senior subordinated notes due 2014 totaling $26,165 that were held by an affiliate. The Company incurred debt extinguishment costs related primarily to premiums and other transaction costs associated with the tender and early redemption and wrote off deferred financing costs totaling $7,335 and recorded a provision for foreign income taxes of $2,100 resulting from the retirement of the 8.375% senior subordinated notes due 2014 that were held by an affiliate.

Maturities of long-term debt during each of the five years following December 31, 2011 are approximately $1,415 in 2012, $500 in 2013, $500 in 2014, $500 in 2015 and $93,500 in 2016.

Foreign subsidiaries of the Company had borrowings of $0 and $1,299 at December 31, 2011 and 2010, respectively and outstanding bank guarantees of approximately $8,318 at December 31, 2011 under their credit arrangements.

The Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed on a joint and several basis by all material domestic subsidiaries of the Company. Provisions of the indenture governing the Notes and the Credit Agreement contain restrictions on the Company's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets or to merge or consolidate with an unaffiliated entity. At December 31, 2011, the Company was in compliance with all financial covenants of the Credit Agreement.

The weighted average interest rate on all debt was 6.44% at December 31, 2011.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and borrowings under the Credit Agreement approximate fair value at December 31, 2011 and 2010. The approximate fair value of the Notes was $247,500 at December 31, 2011. The approximate fair value of the 8.375% senior subordinated notes due 2014 was $187,512 at December 31, 2010.

In 2009, a foreign subsidiary of the Company purchased $15,150 aggregate principal amount of the 8.375% senior subordinated notes due 2014 for $8,853 and recorded a net gain of $6,297.

## NOTE H — Income Taxes

Income (loss) from continuing operations before income tax expense consists of the following:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| United States | $13,844 | $ 6,723 | $(10,160) |
| Outside the United States | 10,388 | 10,498 | 4,123 |
| | $24,232 | $17,221 | $ (6,037) |

Income taxes consisted of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Current (benefit) expense: | | | |
| Federal | $ (41) | $ 61 | $ (147) |
| State | 497 | 573 | 179 |
| Foreign | 7,158 | 2,526 | 982 |
| | 7,614 | 3,160 | 1,014 |
| Deferred: | | | |
| Federal | (9,661) | (2,014) | (1,231) |
| State | (2,563) | 689 | (39) |
| Foreign | (593) | 199 | (572) |
| | (12,817) | (1,126) | (1,842) |
| Income tax (benefit) expense | $ (5,203) | $ 2,034 | $ (828) |

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes are as follows:

| Rate Reconciliation | 2011 | 2010 | 2009 |
|---|---|---|---|
| Tax at statutory rate | $ 8,477 | $ 6,027 | $(2,113) |
| Effect of state income taxes, net | 153 | 1,048 | (161) |
| Effect of foreign operations | 2,910 | 1,472 | 1,247 |
| Valuation allowance, federal and foreign | (16,820) | (6,475) | (1,815) |
| Non-deductable items | 378 | 480 | 735 |
| Gain on asset purchase | -0- | (772) | -0- |
| Other, net | (301) | 254 | 1,279 |
| Total | $ (5,203) | $ 2,034 | $ (828) |

Significant components of the Company's net deferred tax assets and liabilities are as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Postretirement benefit obligation | $ 6,970 | $ 7,003 |
| Inventory | 11,682 | 12,363 |
| Net operating loss and credit carryforwards | 9,677 | 16,184 |
| Goodwill | 1,862 | 3,177 |
| Other | 12,725 | 11,138 |
| Total deferred tax assets | 42,916 | 49,865 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | 83 | 1,090 |
| Pension | 17,491 | 21,423 |
| Intangible assets and other | 1,764 | 4,191 |
| Total deferred tax liabilities | 19,338 | 26,704 |
| Net deferred tax assets prior to valuation allowances | 23,578 | 23,161 |
| Valuation allowances | (4,409) | (22,386) |
| Net deferred tax asset | $19,169 | $ 775 |

At December 31, 2011, the Company has federal, state and foreign net operating loss carryforwards for income tax purposes. The U.S. federal net operating loss carryforward is approximately $10,435 which expires between 2024 and 2031. The foreign net operating loss carryforward is $2,417 and has no expiration date. The Company also has a tax benefit from a state net operating loss carryforward of $5,428 which expires between 2012 and 2031.

At December 31, 2011, the Company has research and development credit carryforwards of approximately $2,875 which expire between 2012 and 2031. The Company also has alternative minimum tax credit carryforwards of $1,023 which have no expiration date.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company's tax years for 2008 through 2011 remain open for examination by the U.S. and various state and foreign taxing authorities.

As of December 31, 2011, the Company was not in a cumulative three-year loss position and it was determined that it was more likely than not that its U.S. net deferred tax assets will be realized. As of December 31, 2011, the Company reversed a valuation allowance of $16,820 against its U.S. net deferred tax assets. As of December 31, 2010, the Company recorded a full valuation allowance of $20,089 against its U.S. net deferred tax assets. In addition, the Company determined that it was not more likely than not that certain foreign net deferred tax assets will be realized. As of December 31, 2011 and 2010, the Company recorded valuation allowances of $565 and $2,297, respectively, against certain foreign net deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities). The Company reviews all valuation allowances related to deferred tax assets and will reverse these valuation allowances, partially or totally, when appropriate under ASC 740.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Unrecognized Tax Benefit — January 1, | $6,142 | $5,718 | $5,806 |
| Gross Increases — Tax Positions in Prior Period | 32 | 283 | 101 |
| Gross Decreases — Tax Positions in Prior Period | (129) | (4) | (55) |
| Gross Increases — Tax Positions in Current Period | 135 | 341 | 97 |
| Settlements | -0- | (18) | -0- |
| Lapse of Statute of Limitations | (203) | (178) | (231) |
| Unrecognized Tax Benefit — December 31, | $5,977 | $6,142 | $5,718 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $4,794 at December 31, 2011 and $4,916 at December 31, 2010. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2011 and 2010, the Company recognized approximately $19 and $9, respectively, in net interest and penalties. The Company had approximately $701 and $682 for the payment of interest and penalties accrued at December 31, 2011 and 2010, respectively. The Company does not expect that the unrecognized tax benefit will change significantly within the next twelve months.

The Company has accrued a U.S. federal tax liability of $1,359 at December 31, 2011 related to the U.S. taxation of $3,882 of undistributed earnings of the Company's foreign subsidiaries. Given this one exception, deferred taxes have not been provided on approximately $80,795 of undistributed earnings of the Company's foreign subsidiaries as it is the Company's policy and intent to permanently reinvest such earnings.

## NOTE I — Stock Plan

Under the provisions of the Company's 1998 Long-Term Incentive Plan, as amended ("1998 Plan"), which is administered by the Compensation Committee of the Company's Board of Directors, incentive stock options, non-statutory stock options, stock appreciation rights ("SARs"), restricted shares, performance shares or stock awards may be awarded to directors and all employees of the Company and its subsidiaries. Stock options will be exercisable in whole or in installments as may be determined provided that no options will be exercisable more than ten years from date of grant. The exercise price will be the fair market value at the date of grant. The aggregate number of shares of the Company's common stock that may be awarded under the 1998 Plan is 3,100,000, all of which may be incentive stock options. No more than 500,000 shares shall be the subject of awards to any individual participant in any one calendar year.

There were no options awarded in 2011, 2010 and 2009.

A summary of option activity as of December 31, 2011 and changes during the year then ended is presented below:

| | 2011 | | | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
| Outstanding — beginning of year | 458,634 | $ 6.17 | | |
| Granted | -0- | -0- | | |
| Exercised | (223,300) | 2.18 | | |
| Canceled or Expired | (7,000) | 1.91 | | |
| Outstanding — end of year | 228,334 | $14.58 | 4.6 years | $930 |
| Options Exercisable | 224,584 | 14.59 | 4.6 years | 914 |

Exercise prices for options outstanding as of December 31, 2011 range from $3.05 to $6.28, $13.40 to $15.61 and $20.00 to $24.92. The number of options outstanding at December 31, 2011, which correspond with these ranges, are 36,500, 151,834 and 40,000, respectively. The number of options exercisable at December 31, 2011, which correspond to these ranges are 36,500, 148,084 and 40,000, respectively. The weighted average contractual life of these options is 4.6 years.

The fair value provisions for option awards resulted in compensation expense of $98, $272 and $396 (before tax), for 2011, 2010 and 2009, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $3,609, $368 and $104, respectively. Net cash proceeds from the exercise of stock options were $494, $150 and $783 respectively. There were no income tax benefits because the Company had a net operating loss carryforward.

A summary of restricted share activity for the year ended December 31, 2011 is as follows:

| | 2011 | |
|---|---|---|
| | Number of Shares | Weighted Average Grant Date Fair Value |
| Outstanding — beginning of year | 419,390 | $ 6.26 |
| Granted | 194,000 | 20.35 |
| Vested | (220,096) | 6.73 |
| Canceled or expired | (200) | 3.18 |
| Outstanding — end of year | 393,094 | $ 9.77 |

The Company recognized compensation expense of $1,988, $1,463 and $1,969 for the years ended December 31, 2011, 2010 and 2009, respectively, relating to restricted shares.

The total fair value of restricted stock units vested during the years ended December 31, 2011, 2010 and 2009 was $3,986, $4,043, and $797, respectively.

The Company recognizes compensation cost of all share-based awards as an expense on a straight-line basis over the vesting period of the awards.

As of December 31, 2011, the Company had unrecognized compensation expense of $3,699, before taxes, related to stock option awards and restricted shares. The unrecognized compensation expense is expected to be recognized over a total weighted average period of 2.3 years.

The number of shares available for future grants for all plans at December 31, 2011 is 144,484.

## NOTE J — Commitments and Contingencies

The Company is subject to various pending and threatened legal proceedings arising in the ordinary course of business. Although the Company cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, the Company records provisions when it considers the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our financial condition. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

Our subsidiaries are involved in a number of contractual and warranty related disputes. At this time, we cannot reasonably determine the probability of a loss, and the timing and amount of loss, if any, cannot be reasonably estimated. We believe that appropriate liabilities for these contingencies have been recorded; however, actual results may differ materially from our estimates.

## NOTE K — Pensions and Postretirement Benefits

The Company and its subsidiaries have pension plans, principally noncontributory defined benefit or noncontributory defined contribution plans, covering substantially all employees. In addition, the Company has an unfunded postretirement benefit plan. In April 2011, the Company amended one of its plans to cover most U.S. employees not covered by collective bargaining agreements using a cash balance formula, which increased the 2011 benefit obligation by approximately $1,100. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage of current eligible earnings and current interest credits. For the remaining defined benefit plans, benefits are based on the employee's years of service. For the defined contribution plans, the costs charged to operations and the amount funded are based upon a percentage of the covered employees' compensation.

The following tables set forth the change in benefit obligation, plan assets, funded status and amounts recognized in the consolidated balance sheet for the defined benefit pension and postretirement benefit plans as of December 31, 2011 and 2010:

| | Pension | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 49,672 | $ 48,820 | $ 18,432 | $ 18,288 |
| Service cost | 1,627 | 295 | 52 | 31 |
| Interest cost | 2,329 | 2,596 | 857 | 959 |
| Actuarial losses | 3,015 | 2,622 | 1,346 | 1,364 |
| Benefits and expenses paid, net of contributions | (4,384) | (4,661) | (2,128) | (2,210) |
| Benefit obligation at end of year | $ 52,259 | $ 49,672 | $ 18,559 | $ 18,432 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $110,458 | $ 98,255 | $ -0- | $ -0- |
| Actual (loss) return on plan assets | (2,740) | 18,364 | -0- | -0- |
| Company contributions | -0- | -0- | 2,128 | 2,210 |
| Cash transfer to fund postretirement benefit payments | (1,500) | (1,500) | -0- | -0- |
| Benefits and expenses paid, net of contributions | (4,384) | (4,661) | (2,128) | (2,210) |
| Fair value of plan assets at end of year | $101,834 | $110,458 | $ -0- | $ -0- |
| Funded (underfunded) status of the plans | $ 49,575 | $ 60,786 | $(18,559) | $(18,432) |

Amounts recognized in the consolidated balance sheets consist of:

| | Pension | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| Noncurrent assets | $49,575 | $60,786 | $ -0- | $ -0- |
| Noncurrent liabilities | -0- | -0- | 16,557 | 16,255 |
| Current liabilities | -0- | -0- | 2,002 | 2,177 |
| | $49,575 | $60,786 | $18,559 | $18,432 |
| **Amounts recognized in accumulated other comprehensive (income) loss** | | | | |
| Net actuarial loss | $22,345 | $ 7,641 | $ 7,052 | $ 6,059 |
| Net prior service cost | 148 | 192 | -0- | -0- |
| Net transition (asset) | (91) | (132) | -0- | -0- |
| Accumulated other comprehensive loss | $22,402 | $ 7,701 | $ 7,052 | $ 6,059 |

As of December 31, 2011 and 2010, the Company's defined benefit pension plans did not hold a material amount of shares of the Company's common stock.

The pension plan weighted-average asset allocation at December 31, 2011 and 2010 and target allocation for 2012 are as follows:

| | | Plan Assets | |
|---|---|---|---|
| | Target 2012 | 2011 | 2010 |
| **Asset Category** | | | |
| Equity securities | 45-75% | 66.4% | 78.3% |
| Debt securities | 10-40 | 24.6 | 19.3 |
| Other | 0-20 | 9.0 | 2.4 |
| | 100% | 100% | 100% |

The following table sets forth, by level within the fair value hierarchy, the pension plans assets:

| | 2011 | | | | 2010 | | |
|---|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Total |
| **Collective trust and pooled insurance funds:** | | | | | | | |
| Common stock | $42,737 | $ -0- | $ -0- | $ 42,737 | $ 65,362 | $ -0- | $ 65,362 |
| Equity Funds | 19,014 | 2,088 | -0- | 21,102 | 12,729 | 3,413 | 16,142 |
| Foreign Stock | 3,820 | -0- | -0- | 3,820 | 5,000 | -0- | 5,000 |
| Convertible Securities | -0- | -0- | -0- | -0- | 967 | -0- | 967 |
| U.S. Government Obligations | 7,176 | -0- | -0- | 7,176 | 9,840 | -0- | 9,840 |
| Fixed income funds | 12,492 | -0- | -0- | 12,492 | 5,242 | -0- | 5,242 |
| Corporate Bonds | 5,420 | -0- | -0- | 5,420 | 5,295 | -0- | 5,295 |
| Cash and Cash Equivalents | 2,964 | -0- | -0- | 2,964 | 2,381 | -0- | 2,381 |
| Hedge funds | -0- | -0- | 5,936 | 5,936 | -0- | -0- | -0- |
| Other | 187 | -0- | -0- | 187 | 229 | -0- | 229 |
| | $93,810 | $2,088 | $5,936 | $101,834 | $107,045 | $3,413 | $110,458 |

The fair value hierarchy has three levels based on the reliability of the inputs used to determine the fair value. Level 1 refers to the fair value determined based on unadjusted quoted prices for identical assets in active markets. Level 2 refers to the fair values based on quoted markets that are not active, quoted prices for similar assets in active markets, and inputs that are observable for the asset either directly or indirectly, for substantially the full term of the asset and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 refers to fair value based on prices or valuation techniques that require inputs that are both unobservable and significant to the fair value measurement.

The following table presents a reconciliation of Level 3 assets held during the year ended December 31, 2011.

| | Balance Jan. 1, 2011 | Net Unrealized Loss | Purchases | Balance Dec. 31, 2011 |
|---|---|---|---|---|
| Hedge Funds | $-0- | $(64) | $6,000 | $5,936 |

The following tables summarize the assumptions used by the consulting actuary and the related cost information.

| | Weighted-Average assumptions as of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | Pension | | | Postretirement Benefits | | |
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| Discount rate | 4.50% | 5.00% | 5.50% | 4.50% | 5.00% | 5.50% |
| Expected return on plan assets | 8.25% | 8.25% | 8.25% | N/A | N/A | N/A |
| Rate of compensation increase | 2.00% | N/A | N/A | N/A | N/A | N/A |

In determining its expected return on plan assets assumption for the year ended December 31, 2011, the Company considered historical experience, its asset allocation, expected future long-term rates of return for each major asset class, and an assumed long-term inflation rate. Based on these factors, the Company derived an expected return on plan assets for the year ended December 31, 2011 of 8.25%. This assumption was supported by the asset return generation model, which projected future asset returns using simulation and asset class correlation.

For measurement purposes, a 6.5% and a 8.0% annual rate of increase in the per capita cost of covered medical health care benefits and drug benefits, respectively were assumed for 2011. The rates were assumed to decrease gradually to 5.0% for medical and drug for 2042 and remain at that level thereafter.

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| **Components of net periodic benefit cost** | | | | | | |
| Service costs | $ 1,627 | $ 295 | $ 471 | $ 52 | $ 31 | $ 61 |
| Interest costs | 2,329 | 2,596 | 2,748 | 857 | 959 | 1,053 |
| Expected return on plan assets | (8,950) | (7,932) | (7,036) | -0- | -0- | -0- |
| Transition obligation | (40) | (40) | (40) | -0- | -0- | -0- |
| Amortization of prior service cost | 44 | 61 | 129 | (96) | (96) | -0- |
| Recognized net actuarial loss | -0- | 366 | 910 | 449 | 381 | 294 |
| Benefit (income) costs | $ (4,990) | $ (4,654) | $ (2,818) | $1,262 | $1,275 | $1,408 |
| **Other changes in plan assets and benefit obligations recognized in accumulated other comprehensive (income) loss** | | | | | | |
| AOCI at beginning of year | $ 7,701 | $15,900 | $25,131 | $6,059 | $4,980 | $5,914 |
| Net (gain)/loss | 14,704 | (7,811) | (8,241) | 1,346 | 1,364 | 280 |
| Recognition of prior service cost/(credit) | (44) | (62) | (120) | 96 | 96 | (920) |
| Recognition of (gain)/loss | 41 | (326) | (870) | (449) | (381) | (294) |
| Total recognized in accumulated other comprehensive loss at end of year | $22,402 | $ 7,701 | $15,900 | $7,052 | $6,059 | $4,980 |

The estimated net loss, prior service cost and net transition obligation for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ending December 31, 2012 are $965, $44 and $(40), respectively.

The estimated net loss and prior service cost for the postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ending December 31, 2012 is $703 and $(96), respectively.

Below is a table summarizing the Company's expected future benefit payments and the expected payments due to Medicare subsidy over the next ten years:

| | | Postretirement Benefits | | |
|---|---|---|---|---|
| | Pension Benefits | Gross | Expected Medicare Subsidy | Net including Medicare Subsidy |
| 2012 | $ 4,002 | $2,282 | $236 | $2,046 |
| 2013 | 4,027 | 2,143 | 230 | 1,913 |
| 2014 | 4,086 | 2,048 | 220 | 1,828 |
| 2015 | 4,095 | 1,945 | 208 | 1,737 |
| 2016 | 4,107 | 1,794 | 196 | 1,598 |
| 2017 to 2021 | 21,807 | 7,290 | 798 | 6,492 |

The Company has a postretirement benefit plan. Under the plan, health care benefits are provided on both a contributory and noncontributory basis. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components in 2011 | $ 68 | $ (60) |
| Effect on postretirement benefit obligation as of December 31, 2011 | $1,456 | $(1,291) |

The total contribution charged to pension expense for the Company's defined contribution plans was $0 in 2011, $0 in 2010 and $301 in 2009. During March 2009, the Company suspended indefinitely its voluntary contribution to its 401(k) defined contribution plan covering substantially all U.S. employees. The Company expects to have no contributions to its defined benefit plans in 2012.

In January 2008, a Supplemental Executive Retirement Plan ("SERP") for the Company's Chairman of the Board of Directors and Chief Executive Officer ("CEO") was approved by the Compensation Committee of the Board of Directors of the Company. The SERP provides an annual supplemental retirement benefit for up to $375 upon the CEO's termination of employment with the Company. The vested retirement benefit will be equal to a percentage of the Supplemental Pension that is equal to the ratio of the sum of his credited service with the Company prior to January 1, 2008 (up to a maximum of thirteen years), and his credited service on or after January 1, 2008 (up to a maximum of seven years) to twenty years of credited service. In the event of a change in control before the CEO's termination of employment, he will receive 100% of the Supplemental Pension. The Company recorded an expense of $389 related to the SERP in 2011, 2010 and 2009. Additionally, a non-qualified defined contribution retirement benefit was also approved in which the Company will credit $94 quarterly ($375 annually) for a seven year period to an account in which the CEO will always be 100% vested. The seven year period began on March 31, 2008.

## NOTE L — Leases

Future minimum lease commitments during each of the five years following December 31, 2011 and thereafter are as follows: $12,784 in 2012, $9,135 in 2013, $5,712 in 2014, $4,080 in 2015, $3,356 in 2016 and $7,773 thereafter. Rental expense for 2011, 2010 and 2009 was $16,363, $13,068 and $12,812, respectively.

Certain of the Company's leases are with related parties at an annual rental expense of approximately $2,598. Transactions with related parties are in the ordinary course of business, are conducted on an arms length basis, and are not material to the Company's financial position, results of operations or cash flows.

## NOTE M — Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| NUMERATOR | | | |
| Net income (loss) | $29,435 | $15,187 | $ (5,209) |
| DENOMINATOR | | | |
| Denominator for basic earnings per share — weighted average shares | 11,580 | 11,314 | 10,968 |
| Effect of dilutive securities: | | | |
| Employee stock options and restricted shares | 419 | 493 | -0- |
| Denominator for diluted earnings per share — weighted average shares and assumed conversions | 11,999 | 11,807 | 10,968 |
| Amounts per common share: | | | |
| Basic | $ 2.54 | $ 1.34 | $ (.47) |
| Diluted | $ 2.45 | $ 1.29 | $ (.47) |

Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average basic shares outstanding. Diluted earnings per common share is computed as net income available to common shareholders divided by the weighted average diluted shares outstanding. Pursuant to ASC 260, "Earnings Per Share," when a loss is reported the denominator of diluted earnings per share cannot be adjusted for the dilutive impact of stock options and awards because doing so will result in anti-dilution. Therefore, for the year ended December 31, 2009, basic weighted-average shares outstanding are used in calculating diluted earnings per share.

Outstanding stock options with exercise prices greater that the average price of the common shares are anti-dilutive and are not included in the computation of diluted earnings per share. Stock options for 201,100 shares of common stock were excluded in the year ended December 31, 2010.

## NOTE N — Accumulated Comprehensive Income (Loss)

The components of accumulated comprehensive income (loss) at December 31, 2011 and 2010 are as follows:

| | December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Foreign currency translation adjustment | $ 4,852 | $ 6,239 |
| Pension and postretirement benefit adjustments, net of tax | (13,257) | (3,801) |
| Total | $ (8,405) | $ 2,438 |

## NOTE O — Restructuring and Unusual Charges

During the third quarter of 2011, the Company recorded a $5,359 restructuring and asset impairment charge related to the write down of underperforming assets in its rubber products business unit.

During the third quarter of 2010, the Company reviewed one of its investments and determined there was diminution in value and therefore recorded an asset impairment charge of $3,539 included in the Aluminum products segment.

In the fourth quarter of 2009, due to weakness in the general economy including the railroad industry, the Company recorded $7,003 of asset impairment charges which were composed of $1,797 for inventory impairment and $5,206 for impairment of property and equipment and other long-term assets. Below is a summary of these charges by segment.

| | Asset Impairment | Cost of Products Sold | Total |
|---|---|---|---|
| Supply Technologies | $2,206 | $1,797 | $4,003 |
| Manufactured Products | 3,000 | -0- | $3,000 |
| | $5,206 | $1,797 | $7,003 |

## NOTE P — Subsequent Event

On March 5, 2012, the Company entered into an agreement to acquire Fluid Routing Solutions Holding Corp. ("FRS"), a leading manufacturer of industrial hose products and fuel filler and hydraulic fluid assemblies, in an all cash transaction valued at $97,500. FRS products include fuel filler, hydraulic, and thermoplastic assemblies and several forms of manufactured hose including bulk and formed fuel, power steering, transmission oil cooling, hydraulic and thermoplastic hose. FRS sells to automotive and industrial customers throughout North America, Europe and Asia. FRS has five production facilities located in Florida, Michigan, Ohio, Tennessee and the Czech Republic. The transaction is expected to close by March 30, 2012 subject to a number of customary conditions, including the expiration of waiting periods and the receipt of approvals under Hart-Scott-Rodino Antitrust Improvements Act. The transaction is expected to be funded by the Company's cash of $40,000 ($10,000 domestic and $30,000 foreign), a new $25,000 seven-year amortizing term loan secured by certain real estate and machinery and equipment of the Company for which the Company has received a commitment letter from its bank group and $32,500 of borrowings under the Company's revolving credit facility.

## Supplementary Financial Data

## Selected Quarterly Financial Data (Unaudited)

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | Sept. 30 | Dec. 31 |
| | (Dollars in thousands, except per share data) | | | |
| **2011** | | | | |
| Net sales | $241,628 | $246,808 | $243,544 | $234,593 |
| Gross profit | 41,935 | 45,180 | 41,844 | 38,366 |
| Net income (loss) | $ 8,729 | $ (1,107) | $ 2,870 | $ 18,943 |
| Amounts per common share: | | | | |
| Basic | $ .76 | $ .(10) | $ .25 | $ 1.62 |
| Diluted | $ .73 | $ .(10) | $ .24 | $ 1.58 |
| **2010** | | | | |
| Net sales | $191,701 | $198,303 | $202,986 | $220,532 |
| Gross profit | 29,338 | 33,298 | 34,980 | 36,481 |
| Net income | $ 2,066 | $ 3,415 | $ 6,184 | $ 3,522 |
| Amounts per common share: | | | | |
| Basic | $ .19 | $ .30 | $ .54 | $ .31 |
| Diluted | $ .18 | $ .29 | $ .52 | $ .30 |

**Note 1** — In the third quarter of 2010, the Company recorded a bargain purchase gain of $2,210 from the acquisition of certain assets and assumption of specific liabilities of Assembly Component Systems Inc. representing the excess of the aggregate fair value of purchased net assets over the purchase price and $3,539 asset impairment charge relating to the write down of an investment.

**Note 2** — In the second quarter of 2011, the Company incurred debt extinguishment costs related primarily to premiums and other transactions costs associated with the tender and early redemption and wrote off deferred financing costs associated with the 8.375% senior subordinated notes due 2014 totaling $7,335 and recorded a provision for foreign taxes of $2,100 resulting from the retirement of $26,165 that were held by an affiliate.

**Note 3** — In the third quarter of 2011, the Company recorded a $5,359 restructuring and asset impairment charge related to the write down of underperforming assets in its rubber products business unit

**Note 4** — In the fourth quarter of 2011, the Company reversed its deferred tax valuation allowance of $11,271.

**PARK-OHIO HOLDINGS CORP.**
**SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES**

| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Deductions and Other | Balance at End of Period |
|---|---|---|---|---|
| Year Ended December 31, 2011: | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $ 6,011 | $ 708 | $(1,236)(A) | $ 5,483 |
| Inventory obsolescence reserve | 22,788 | 7,433 | (5,340)(B) | 24,881 |
| Tax valuation allowances | 22,386 | (17,977) | -0- (D) | 4,409 |
| Product warranty liability | 4,046 | 3,583 | (3,421)(C) | 4,208 |
| Year Ended December 31, 2010: | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $ 8,388 | $ 2,581 | $(4,958)(A) | $ 6,011 |
| Inventory obsolescence reserve | 21,456 | 8,956 | (7,624)(B) | 22,788 |
| Tax valuation allowances | 30,668 | (5,754) | (2,528)(D) | 22,386 |
| Product warranty liability | 2,760 | 2,294 | (1,008)(C) | 4,046 |
| Year Ended December 31, 2009: | | | | |
| Allowances deducted from assets: | | | | |
| Trade receivable allowances | $ 3,044 | $ 6,527 | $(1,183)(A) | $ 8,388 |
| Inventory obsolescence reserve | 22,313 | 7,153 | (8,010)(B) | 21,456 |
| Tax valuation allowances | 34,921 | (1,815) | (2,438)(D) | 30,668 |
| Product warranty liability | 5,402 | 704 | (3,346)(C) | 2,760 |

Note (A)- Uncollectible accounts written off, net of recoveries.

Note (B)- Amounts written off or payments incurred, net of acquired reserves.

Note (C)- Loss and loss adjustment.

Note (D)- Amounts recorded in other comprehensive income.

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with the Company's independent auditors on accounting and financial disclosure matters within the two-year period ended December 31, 2011.

## Item 9A. Controls and Procedures

### Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chairman and Chief Executive Officer and our Vice President and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Based upon this evaluation, our Chairman and Chief Executive Officer and Vice President and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 10-K, our disclosure controls and procedures were effective.

### Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. As required by Rule 13a-15(c) under the Exchange Act, management carried out an evaluation, with participation of the Company's Chairman and Chief Executive Officer and Vice President and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2011. The framework on which such evaluation was based is contained in the report entitled "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Report"). Based upon the evaluation described above under the framework contained in the COSO Report, the Company's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 based on the framework contained in the COSO Report. This report is included at page 44 of this annual report on Form 10-K and is incorporated herein by reference.

### Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

None.

# Part III

## Item 10. Directors, Executive Officers and Corporate Governance

The information concerning directors, the identification of the audit committee and the audit committee financial expert and the Company's code of ethics required under this item is incorporated herein by reference from the material contained under the captions "Election of Directors" and "Certain Matters Pertaining to the Board of Directors and Corporate Governance," as applicable, in the Company's definitive proxy statement for the 2012 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A not later than 120 days after the close of the fiscal year (the "Proxy Statement"). The information concerning Section 16(a) beneficial ownership reporting compliance is incorporated herein by reference from the material contained under the caption "Principal Shareholders — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information relating to executive officers is contained in Part I of this annual report on Form 10-K.

## Item 11. Executive Compensation

The information relating to executive officer and director compensation and the compensation committee report contained under the heading "Executive Compensation" in the Proxy Statement is incorporated herein by reference. The information relating to compensation committee interlocks contained under the heading "Certain Matters Pertaining to the Board of Directors and Corporate Governance — Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference from the material contained under the caption "Principal Shareholders" in the Proxy Statement, except that information required by Item 201(d) of Regulation S-K can be found below.

The following table provides information about the Company's common stock that may be issued under the Company's equity compensation plan as of December 31, 2011.

**Equity Compensation Plan Information**

| Plan Category | Number of securities to be issued upon exercise price of outstanding options warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders(1) | 228,334 | $14.58 | 144,484 |
| Equity compensation plans not approved by security holders | -0- | -0- | -0- |
| Total | 228,334 | $14.58 | 144,484 |

(1) Includes the Company's Amended and Restated 1998 Long-Term Incentive Plan.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the material contained under the captions "Certain Matters Pertaining to the Board of Directors and Corporate Governance — Company Affiliations with the Board of Directors and Nominees" and "Transactions With Related Persons" in the Proxy Statement.

## Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the material contained under the caption "Audit Committee — Independent Auditor Fee Information" in the Proxy Statement.

# Part IV

## Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements are included in Part II, Item 8 of this annual report on Form 10-K:



All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and, therefore, have been omitted.

(3) Exhibits:

The exhibits filed as part of this annual report on Form 10-K are listed on the Exhibit Index immediately preceding such exhibits and are incorporated herein by reference.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

PARK-OHIO HOLDINGS CORP. (Registrant)

By: /s/ JEFFREY L. RUTHERFORD
Jeffrey L. Rutherford, Vice President and Chief Financial Officer

Date: March 15, 2012

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.**

| | | |
|---|---|---|
| * <br> Edward F. Crawford | Chairman, Chief Executive Officer and Director | March 15, 2012 |
| * <br> Jeffrey L. Rutherford | Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | |
| * <br> Matthew V. Crawford | President, Chief Operating Officer and Director | |
| * <br> Patrick V. Auletta | Director | |
| * <br> Kevin R. Greene | Director | |
| * <br> A. Malachi Mixon, III | Director | |
| * <br> Dan T. Moore | Director | |
| * <br> Ronna Romney | Director | |
| * <br> Steven H. Rosen | Director | |
| * <br> James W. Wert | Director | |

* The undersigned, pursuant to a Power of Attorney executed by each of the directors and officers identified above and filed with the Securities and Exchange Commission, by signing his name hereto, does hereby sign and execute this report on behalf of each of the persons noted above, in the capacities indicated.

March 15, 2012

By: /s/ ROBERT D. VILSACK
Robert D. Vilsack, Attorney-in-Fact

**ANNUAL REPORT ON FORM 10-K**
**PARK-OHIO HOLDINGS CORP.**

**For the Year Ended December 31, 2011**

**EXHIBIT INDEX**

| Exhibit | |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of Park-Ohio Holdings Corp. (filed as Exhibit 3.1 to the Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 1998, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 3.2 | Code of Regulations of Park-Ohio Holdings Corp. (filed as Exhibit 3.2 to the Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 1998, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 4.1 | Fourth Amended and Restated Credit Agreement, dated April 7, 2011, among Park-Ohio Industries, Inc., RB&W Corporation of Canada Inc., the Ex-Im Borrowers party thereto, the other loan parties thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent, JP Morgan Chase Bank, N.A. Toronto Branch, as Canadian Agent, RBS Business Capital as Syndication Agent, Key Bank National Association, as Co-Documentation Agent, Bank of America, N.A., as Co-Documentation Agent, U.S. Bank National Association, as Co-Documentation Agent, and Joint Bookrunner, PNC Bank, National Association , as Joint Bookrunner, and J.P. Morgan Securities, Inc. as Sole Lead Arranger and Bookrunning Manager (filed as Exhibit 4.3 to the Form 8-K of Park-Ohio Holdings Corp., filed on April 13, 2011, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 4.2 | Indenture, dated as of April 7, 2011, among Park-Ohio Industries, Inc., the Guarantors (as defined therein) and Wells Fargo Bank, NA, as trustee (filed as Exhibit 4.1 to the Form 8-K of Park-Ohio Holdings Corp. filed on April 13, 2011, SEC File No. 000-03134 and incorporated herein by reference and made a part hereof) |
| 10.1 | Form of Indemnification Agreement entered into between Park-Ohio Holdings Corp. and each of its directors and certain officers (filed as Exhibit 10.1 to the Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 1998, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.2* | Amended and Restated 1998 Long-Term Incentive Plan (filed as Exhibit 10.1 to Form 8-K of Park-Ohio Holdings Corp., filed on June 3, 2009, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.3* | Form of Restricted Share Agreement between the Company and each non-employee director (filed as Exhibit 10.1 to Form 8-K of Park-Ohio Holdings Corp., filed on January 25, 2005, SEC File No. 000-03134 and incorporated herein by reference and made a part hereof) |
| 10.4* | Form of Restricted Share Agreement for Employees (filed as Exhibit 10.1 to Form 10-Q for Park-Ohio Holdings Corp. for the quarter ended September 30, 2006, SEC File No. 000-03134 and incorporated herein by reference and made a part hereof) |
| 10.5* | Form of Incentive Stock Option Agreement (filed as Exhibit 10.5 to Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 2004, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |

| Exhibit | |
|---|---|
| 10.6* | Form of Non-Statutory Stock Option Agreement (filed as Exhibit 10.6 to Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 2004, SEC File No. 000-03134 and incorporated herein by reference and made a part hereof) |
| 10.7* | Park-Ohio Industries, Inc. Annual Cash Bonus Plan (filed as Exhibit 10.1 to the Form 8-K for Park-Ohio Holdings Corp, filed June 1, 2011, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.8* | Supplemental Executive Retirement Plan for Edward F. Crawford, effective as of March 10, 2008 (filed as Exhibit 10.9 to Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 2007, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.9* | Non-qualified Defined Contribution Retirement Benefit Letter Agreement for Edward F. Crawford, dated March 10, 2008 (filed as Exhibit 10.10 to Form 10-K of Park-Ohio Holdings Corp. for the year ended December 31, 2007, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.10* | 2009 Director Supplemental Defined Contribution Plan of Park-Ohio Holdings Corp. (Filed as Exhibit 10 to Form 10-Q of Park-Ohio Holdings Corp. filed on May 10, 2011, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.11 | Agreement of Settlement and Release, dated July 1, 2008 (filed as Exhibit 10.1 to Form 10-Q of Park-Ohio Holdings Corp. for the quarter ended September 30, 2008, SEC File No. 000-03134 and incorporated herein by reference and made a part hereof) |
| 10.12 | Asset Purchase Agreement, dated as of August 31, 2010, by and among Assembly Component Systems, Inc., Lawson Products, Inc., Supply Technologies LLC and Park-Ohio Industries, Inc. (filed as Exhibit 10.1 to the Form 10-Q of Park-Ohio Holdings Corp., filed on November 15, 2010, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.13 | Bill of Sale, dated September 30, 2010, by Rome Die Casting LLC and Johnny Johnson in favor of General Aluminum Mfg. Company (filed as Exhibit 10.2 to the Form 10-Q of Park-Ohio Holdings Corp., filed on November 15, 2010, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 10.14 | Registration Rights Agreement, dated as of April 7, 2011, by and among Park-Ohio Industries, Inc., the Guarantors (as defined therein) and the initial purchasers party thereto (filed as Exhibit 10.1 to Form 8-K of Park-Ohio Holdings Corp., filed April 7, 2011, SEC File No. 000-03134 and incorporated by reference and made a part hereof) |
| 21.1 | List of Subsidiaries of Park-Ohio Holdings Corp. |
| 23.1 | Consent of Independent Registered Public Accounting Firm |
| 24.1 | Power of Attorney |
| 31.1 | Principal Executive Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Principal Financial Officer's Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |

| Exhibit | |
|---|---|
| 32.1 | Certification requirement under Section 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |

* Reflects management contract or other compensatory arrangement required to be filed as an exhibit pursuant to Item 15(c) of this Report.

**Exhibit 31.1**

## PRINCIPAL EXECUTIVE OFFICER'S CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Edward F. Crawford, certify that:

1. I have reviewed this annual report on Form 10-K of Park-Ohio Holdings Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ EDWARD F. CRAWFORD

Edward F. Crawford, Chairman and
Chief Executive Officer

**Exhibit 31.2**

## PRINCIPAL FINANCIAL OFFICER'S CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey L. Rutherford, certify that:

1. I have reviewed this annual report on Form 10-K of Park-Ohio Holdings Corp.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2012

/s/ JEFFREY L. RUTHERFORD

Jeffrey L. Rutherford, Vice President and
Chief Financial Officer

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO**

**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Park-Ohio Holdings Corp. (the "Company") on Form 10-K for the period ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Dated: March 15, 2012

By: /s/ EDWARD F. CRAWFORD
Name: Edward F. Crawford
Title: Chairman and Chief Executive Officer

By: /s/ JEFFREY L. RUTHERFORD
Name: Jeffrey L. Rutherford
Title: Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

**THE FOLLOWING DOES NOT CONSTITUTE PART OF THE FORM 10-K.**

Comparison of Five-Year Cumulative Total Returns
Park-Ohio, NASDAQ Stock Market (U.S. Companies) and
S&P SmallCap Performance 600
Produced on 02/23/2012 including data to 12/31/2011



$160
$140
$120
$100
$80
$60
$40
$20
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011


Legend

| CRSP Total Returns Index for: | 12/2006 | 12/2007 | 12/2008 | 12/2009 | 12/2010 | 12/2011 |
|---|---|---|---|---|---|---|
| ◆ Park-Ohio Holdings Corp. | 100.0 | 155.7 | 38.3 | 35.0 | 129.7 | 110.6 |
| ■ Nasdaq Stock Market (US Companies) | 100.0 | 108.5 | 66.4 | 95.4 | 113.2 | 113.8 |
| ▲ S&P SmallCap Performance 600 | 100.0 | 99.7 | 68.7 | 86.3 | 109.0 | 110.1 |

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the previous trading date is used.
D. The index level for all series was set to $100.0 on 12/31/2006.
E. NASDAQ Stock Market (US Companies) data uses CRSP Total Return Index by Zachs Investment Research.
F. Data for the company provided by the client.

## BOARD OF DIRECTORS

Edward F. Crawford (a)
*Chairman and Chief Executive Officer*

Matthew V. Crawford
*President and Chief Operating Officer*

Patrick V. Auletta (a) (b) (d)
*President Emeritus*
*KeyBank National Association*

Kevin R. Greene (b) (d)
*Chairman and Chief Executive Officer*
*KR Group LLC*

A. Malachi Mixon III (d)
*Chairman*
*Invacare Corporation*

Dan T. Moore III (c) (d)
*Chief Executive Officer*
*Dan T. Moore Co.*

Ronna Romney (c) (d)
*Director*
*Molina Healthcare, Inc.*

Steven H. Rosen (d)
*Director*
*Resilience Capital Partners*

James W. Wert (a) (b) (c) (d)
*Chief Executive Officer and President*
*CM Wealth Advisors, Inc.*

(a) Executive Committee
(b) Audit Committee
(c) Compensation Committee
(d) Nominating and Corporate Governance Committee

## OFFICERS

Edward F. Crawford
*Chairman and Chief Executive Officer*

Matthew V. Crawford
*President and Chief Operating Officer*

Patrick W. Fogarty
*Interim Chief Financial Officer,*
*Director of Corporate Development*

Robert D. Vilsack
*Secretary and General Counsel*

### SHAREHOLDER INFORMATION AND PRESS RELEASES

Park-Ohio files Forms 10-K and 10-Q with the Securities and Exchange Commission. Shareholders may obtain copies of these reports, including Park-Ohio's Annual Report on Form 10-K for 2011, and copies of Park-Ohio's Annual Report to Shareholders, without charge, by accessing the Company's website at www.pkoh.com or by writing or calling:

Corporate Secretary
Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124
(440) 947-2000
www.pkoh.com

Park-Ohio's recent news releases may also be accessed through its website.



## Park-Ohio World Headquarters



Please send your suggestions or recommendations to investor@pkoh.com
or mail them to us at our headquarters.